EXHIBIT 99.2

Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

The following discussion and analysis of financial results should be read in conjunction with the unaudited interim consolidated financial statements of Anderson Energy Ltd. (“Anderson” or the “Company”) for the three and nine months ended September 30, 2011, the unaudited interim consolidated financial statements for the three months ended March 31, 2011 and the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of Anderson for the years ended December 31, 2010 and 2009 and is based on information available as of November 14, 2011.

The following information is based on the unaudited interim consolidated financial statements of the Company at September 30, 2011, as prepared by management.  The financial data included in this interim MD&A is in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that are expected to be effective or available for early adoption by the Company as at December 31, 2011, the date of the Company’s first annual reporting under IFRS.  The effective date of the transition to IFRS was January 1, 2010.  The transition to IFRS has been reflected by restating previously reported financial statements for 2010.  Previously, the Company’s financial statements were prepared under Canadian generally accepted accounting principles (“CGAAP”).  The adoption of IFRS does not impact the underlying economics of the Company’s operations or its cash flows.  Note 17 to the interim consolidated financial statements for the three months ended March 31, 2011 and note 16 to the interim consolidated financial statements for the three and nine months ended September 30, 2011 contain detailed descriptions of the Company’s adoption of IFRS, including reconciliations of the consolidated financial statements previously prepared under CGAAP to those under IFRS.

Production and reserves numbers are stated before deducting Crown or lessor royalties.

Included in the discussion and analysis are references to terms commonly used in the oil and gas industry such as funds from operations, finding, development and acquisition (“FD&A”) costs, operating netback and barrels of oil equivalent (“BOE”).  Funds from operations as used in this report represent cash from operating activities before changes in non-cash working capital and decommissioning expenditures.  See “Review of Financial Results – Funds from Operations” for details of this calculation.  Funds from operations represent both an indicator of the Company’s performance and a funding source for on-going operations.  FD&A costs measure the cost of reserves additions and are an indicator of the efficiency of capital expended in the period.  Operating netback is calculated as oil and gas revenues less royalties, operating expenses and transportation expenses and is a measure of the profitability of operations before administrative and financing expenditures.  Production volumes and reserves are commonly expressed on a BOE basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil.  The intention is to sum oil and natural gas measurement units into one basis for improved analysis of results and comparisons with other industry participants.  These terms are not defined by IFRS or CGAAP and therefore are referred to as non-GAAP measures.

All references to dollar values are to Canadian dollars unless otherwise stated.

The abbreviations used in this discussion and analysis are located on the last page of this document.

REVIEW OF FINANCIAL RESULTS

Overview.  For the three months ended September 30, 2011, funds from operations were $12.7 million, up 61% from the third quarter of 2010, even though sales volumes on a BOE basis were similar to the prior year, due to the Company’s refocus on Cardium light oil drilling.  Sales volumes for the three months ended September 30, 2011 averaged 7,351 BOED, which was 5% lower than the second quarter of 2011, mostly due to a reduction in gas sales volumes as discussed below.

Capital additions, net of proceeds from dispositions were $49.7 million for the three months ended September 30, 2011.  During the third quarter of 2011, the Company drilled 21 gross (18.0 net capital, 16.4 net revenue) Cardium light oil wells with a 100% success rate.  The Company also tied in 17 gross (13.4 net revenue) Cardium light oil wells in the third quarter of 2011.

Bank loans plus cash working capital deficiency were $108.6 million at September 30, 2011.  On June 8, 2011, the Company completed a convertible subordinated debenture financing for proceeds, net of commission and expenses, of $43.9 million.  Proceeds were initially used to pay down bank debt.  The availability created in the credit facilities, along with cash flows, will be used to help finance the Company’s 2011 and 2012 capital programs.

Revenue and Production.  In 2010, the Company changed its focus to oil prospects in light of the continued depressed natural gas market.  During the third quarter of 2011, oil and natural gas liquids revenue represented 63% of total revenue compared to 38% for the third quarter of 2010.

The Company suspended its shallow gas drilling program after the first quarter of 2010 until natural gas prices improve.  Accordingly, natural production declines were not replaced, resulting in the following decreases in gas sales.  Gas sales volumes for the three months ended September 30, 2011 decreased to 30.0 MMcfd from 32.0 MMcfd in the second quarter of 2011 and 35.8 MMcfd in the same period in 2010.  Gas sales for the nine months ended September 30, 2011 were 32.0 MMcfd compared to 36.7 MMcfd for the nine months ended September 30, 2010.

Oil sales for the three months ended September 30, 2011 averaged 1,709 bpd compared to 1,759 bpd in the second quarter of 2011 and 568 bpd for the third quarter of 2010.  The decrease in volumes from the second quarter of 2011 is primarily due to the sale of heavy oil properties in the third quarter of 2011.

Natural gas liquids sales for the three months ended September 30, 2011 averaged 636 bpd compared to 667 bpd in the second quarter of 2011 and 761 bpd for the third quarter of 2010.  Natural gas liquids volumes were affected by natural declines, consistent with declines in gas production.

The following tables outline production revenue, volumes and average sales prices for the periods ended September 30, 2011 and 2010.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	2

OIL AND NATURAL GAS REVENUE
	Three months ended September 30		Nine months ended September 30
(thousands of dollars)	2011	2010	2011	2010
Natural gas	$9,834	$11,304	$31,788	$39,984
Gain on fixed price natural gas contracts	818	-	818	1,302
Oil(1)	14,002	3,567	40,377	9,061
NGL	3,863	3,598	12,517	11,213
Royalty and other	(4)	459	165	951
Total	$28,513	$18,928	$85,665	$62,511
(1)
The three month numbers exclude the realized and unrealized gains on derivative contracts of $0.9 million and $6.4 million respectively during the three months ended September 30, 2011 (September 30, 2010 - $Nil).  The nine month numbers exclude the realized loss and unrealized gain on derivative contracts of $0.4 million and $11.2 million respectively during the nine months ended September 30, 2011 (September 30, 2010 - $Nil).

PRODUCTION
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Natural gas (Mcfd)	30,038	35,778	31,972	36,668
Oil (bpd)	1,709	568	1,615	469
NGL (bpd)	636	761	667	762
Total (BOED)	7,351	7,292	7,610	7,342

PRICES
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Natural gas ($/Mcf)(1)	$3.85	$3.43	$3.74	$4.12
Oil ($/bbl)(2)	89.05	68.24	91.59	70.77
NGL ($/bbl)	66.07	51.41	68.76	53.89
Total ($/BOE)(2)(3)	$42.16	$28.21	$41.23	$31.19
(1)	Price includes gain on fixed price natural gas contracts from the first quarter of 2010 and the third quarter of 2011.
(2)
The three month numbers exclude the realized and unrealized gains on derivative contracts of $0.9 million and $6.4 million respectively during the three months ended September 30, 2011 (September 30, 2010 - $Nil).  The nine month numbers exclude the realized loss and unrealized gain on derivative contracts of $0.4 million and $11.2 million respectively during the nine months ended September 30, 2011 (September 30, 2010 - $Nil).

(3)	Includes royalty and other income classified with oil and gas sales.

Anderson’s average natural gas sales price was $3.85 per Mcf for the three months ended September 30, 2011, 2% higher than the second quarter of 2011 price of $3.79 per Mcf and 12% higher than the third quarter of 2010 price of $3.43 per Mcf.  Anderson’s average gas sales price was $3.74 per Mcf for the nine months ended September 30, 2011, compared to $4.12 per Mcf in the comparable 2010 period.  The natural gas price includes a gain of $0.8 million (September 30, 2010 – $1.3 million) on the Company’s fixed price natural gas contracts.  The gas price before the gain was $3.64 per Mcf in the first nine months of 2011 (September 2010 – $3.99 per Mcf).  Gas prices remain depressed as a result of increased supply of natural gas in the United States.

Historically, Anderson has sold most of its gas at Alberta spot market prices.  The Company is currently selling all of its unhedged gas production at the average daily index price.  The Company has classified

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	3

transportation costs as an offset to gas sales revenue as title transfers prior to transport on the applicable sales pipelines and transportation is being held by and charged by the gas purchasers.  The Company has arranged firm service transportation agreements covering approximately 23 MMcfd of natural gas sales for various terms expiring in one to nine years.

Oil prices for the third quarter of 2011 have decreased 10% from the second quarter of 2011, but are 30% higher when compared to the same period in 2010.  Oil prices continue to remain strong compared to 2010, but are also volatile in response to various geopolitical events.

Commodity Contracts. At September 30, 2011 the following derivative contracts summarized on a quarterly basis were outstanding and recorded at estimated fair value:

Period	Weighted average volume (bpd)	Weighted average WTI Canadian ($/bbl)
October 1, 2011 to December 31, 2011	1,500	94.18
January 1, 2012 to March 31, 2012	1,500	104.63
April 1, 2012 to December 31, 2012	1,000	103.93

In 2011, these contracts had the following impact on the consolidated statements of operations and comprehensive loss:

	Three months ended September 30,		Nine months ended September 30,
(thousands of dollars)	2011	2010	2011	2010
Realized gain (loss) on derivative contracts	$871	$-	$(353)	$-
Unrealized gain on derivative contracts	6,350	-	11,166	-
	$7,221	$-	$10,813	$-

In June 2011, as part of its risk management program, the Company entered into fixed price natural gas contracts to manage commodity price risk.  The Company entered into physical contracts to sell 15,000 GJ per day of natural gas from July 1, 2011 to October 31, 2011 at an average AECO price of $4.06 per GJ.  The Company does not mark-to-market physical sales contracts as they are not considered to be derivative instruments.  These contracts will affect the price of the commodity sold during the period of the contract.  The Company recognized a gain of $0.8 million on these contracts during the three and nine months ended September, 2011.

Royalties.  Royalties were 12.4% of revenue for the three months ended September 30, 2011 compared to 12.0% for the second quarter of 2011 and 8.8% for the three months ended September 30, 2010.  The slight increase in the royalty rate from the second quarter is the result of more non-Crown wells coming on-stream with higher royalty rates.  The Company received less gas cost allowance (“GCA”) in the third quarter of 2011 compared to the same quarter of the previous year due to the decreased capital expenditures in natural gas related projects starting in 2010.

Royalties as a percentage of revenue are highly sensitive to prices and adjustments to GCA and so royalty rates can fluctuate from quarter to quarter.  In addition, when prices and corresponding revenues are lower, fixed monthly GCA becomes more significant to the overall royalty rate.  Under the Alberta government’s New Royalty Framework, producers will pay a reduced Crown royalty rate of 5% for the first year on up to 500 MMcf of gas production or up to 50 Mstb of oil production.  In addition, for horizontal oil wells, based on the measured depth of the well, the Company will pay the Crown a 5% royalty for 24 to 30 months for up to 60 to 70 Mstb of oil production.  The majority of the Company’s horizontal program on Crown lands would qualify for the 30 months of 5% royalty for up to 70 Mstb of oil production.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	4

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Gross Crown royalties	10.3%	12.0%	9.6%	13.0%
Gas cost allowance	(5.5%)	(8.9%)	(5.3%)	(8.5%)
Other royalties	7.6%	5.7%	6.9%	6.3%
Royalties	12.4%	8.8%	11.2%	10.8%
Royalties ($/BOE)	$5.24	$2.48	$4.64	$3.37

Operating Expenses.  Operating expenses are generally higher for oil projects when compared to gas projects.  Accordingly, the increases in operating expenses noted below are largely due to increased oil production and decreased lower cost gas production per BOE.

Operating expenses were $11.22 per BOE for the three months ended September 30, 2011 compared to $12.04 per BOE in the second quarter of 2011 and $9.45 per BOE in the third quarter of 2010.  Operating expenses were $11.30 per BOE for the nine months ended September 30, 2011 compared to $9.96 per BOE in the first nine months of 2010.  Operating expenses in the second quarter of 2011 were adversely affected by costs associated with temporary production and wet weather.  The additional operating costs related to temporary oil production were mitigated in the third quarter of 2011 as these facilities were permanently connected to the new Garrington battery consolidation project and to a permanent battery installation in Willesden Green.

Transportation Expenses.  Transportation expenses were $0.89 per BOE for the three months ended September 30, 2011 compared to $0.66 per BOE in the second quarter of 2011 and $0.26 per BOE in the third quarter of 2010.  Actual transportation costs for the first and second quarters of 2011 exceeded the amounts previously estimated by approximately $0.2 million.  This excess was recorded in the third quarter of 2011, contributing approximately $0.25 per BOE to the reported expenses.  Transportation expenses were $0.63 per BOE for the nine months ended September 30, 2011 compared to $0.19 per BOE in the first nine months of 2010.  The increase in transportation expenses in 2011 relative to 2010 is the result of more clean oil trucking charges associated with higher 2011 oil production.  In the first nine months of 2011, oil production was 21% of total production compared with 6% in the first nine months of 2010.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	5

OPERATING NETBACK
	Three months ended September 30		Nine months ended September 30
(thousands of dollars)	2011	2010	2011	2010
Revenue(1)	$28,513	$18,928	$85,665	$62,511
Realized gain (loss) on derivative contracts	871	-	(353)	-
Royalties	(3,543)	(1,665)	(9,636)	(6,755)
Operating expenses	(7,590)	(6,343)	(23,473)	(19,962)
Transportation expenses	(602)	(172)	(1,304)	(387)
	$17,649	$10,748	$50,899	$35,407
Sales (MBOE)	676.3	670.9	2,077.6	2,004.5
Per BOE
Revenue(1)	$42.16	$28.21	$41.23	$31.19
Realized gain (loss) on derivative contracts	1.29	-	(0.17)	-
Royalties	(5.24)	(2.48)	(4.64)	(3.37)
Operating expenses	(11.22)	(9.45)	(11.30)	(9.96)
Transportation expenses	(0.89)	(0.26)	(0.63)	(0.19)
	$26.10	$16.02	$24.49	$17.67
(1)
Includes royalty and other income classified with oil and gas sales.  Excludes unrealized gain on derivative contracts of $6.4 million and $11.2 million pertaining to fixed price crude oil swaps for the three and nine months ended September 30, 2011 respectively (September 30, 2010 - $Nil).

General and Administrative Expenses. General and administrative expenses, excluding stock-based compensation, were $2.6 million or $3.81 per BOE for the three months ended September 30, 2011 compared to $2.0 million or $2.86 per BOE in the second quarter of 2011 and $2.0 million or $3.05 per BOE for the third quarter of 2010.  General and administrative expenses, excluding stock-based compensation, were $7.2 million or $3.48 per BOE for the nine months ended September 30, 2011 compared to $6.0 million or $2.99 per BOE for the first nine months of 2010.  General and administrative expenses increased in the third quarter of 2011 compared to the second quarter of 2011 as the result of a reduction in the amount of general and administrative expense capitalized.  Gross general and administrative expenses increased for the nine months ended September 30, 2011 over 2010 due to increased salaries and bonus costs in 2011.   Under IFRS, general and administrative expenses include share-based payments on the consolidated statement of operations and comprehensive income.  IFRS also requires that the capitalization of general and administrative costs be limited to directly attributable costs.  Capitalized general and administrative costs are limited to salaries and associated office rent of staff involved in capital activities.  Under CGAAP, a reasonable allocation of general and administrative costs to property, plant and equipment was acceptable.  As a result of the change in the capitalization criteria under IFRS, the Company increased its general and administrative costs by $0.1 million for the three months ended September 30, 2010 and by $0.4 million for the nine month ended September 30, 2010.  The Company expects to have modestly higher general and administrative expenses in the future due to the adoption of IFRS.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	6

	Three months ended September 30,		Nine months ended September 30,
(thousands of dollars)	2011	2010 (restated)	2011	2010 (restated)
General and administrative (gross)	$3,747	$3,347	$11,440	$9,660
Overhead recoveries	(502)	(412)	(1,312)	(1,181)
Capitalized	(671)	(892)	(2,895)	(2,488)
General and administrative (cash)	$2,574	$2,043	$7,233	$5,991
Net stock-based compensation	239	382	730	785
General and administrative (net)	$2,813	$2,425	$7,963	$6,776
General and administrative (cash) ($/BOE)	$3.81	$3.05	$3.48	$2.99
% Capitalized	18%	27%	25%	26%

Stock-Based Compensation.  The Company accounts for stock-based compensation plans using the fair value method of accounting.  Stock-based compensation costs were $0.4 million for the third quarter of 2011 ($0.2 million net of amounts capitalized) compared to $0.4 million in the second quarter of 2011 ($0.3 million net of amounts capitalized) and $0.5 million ($0.4 million net of amounts capitalized) in the third quarter of 2010.  Stock-based compensation costs were $1.2 million for the first nine months of 2011 ($0.7 million net of amounts capitalized) versus $1.2 million ($0.8 million net of amounts capitalized) in the first nine months of 2010.

Finance Expenses.  Under IFRS, finance expenses include accretion on decommissioning obligations, accretion and interest on convertible debentures, as well as interest on bank loans.  Previously under CGAAP, accretion on decommissioning obligations was included with depletion, depreciation and accretion.  Finance expenses were $3.3 million for the third quarter of 2011, compared to $2.8 million in the second quarter of 2011 and $1.3 million in the third quarter of 2010.  Finance expenses were $8.5 million for the nine months ended September 30, 2011, compared to $3.5 million in the comparable period of 2010.  The increase in finance expenses from 2010 is the result of higher interest and accretion on the $96 million (principal) of convertible debentures issued on December 31, 2010 and June 8, 2011 at 7.5% and 7.25% respectively, and higher effective interest rates on bank loans, partially offset by lower average bank loan balances.  There were no convertible debentures outstanding at September 30, 2010.  The average effective interest rate on outstanding bank loans was 5.7% for the nine months ended September 30, 2011 compared to 4.9% for the comparable period in 2010.

	Three months ended September 30,		Nine months ended September 30,
(thousands of dollars)	2011	2010	2011	2010
		(restated)		(restated)
Interest and accretion on convertible debentures	$2,233	$-	$4,831	$-
Interest expense on credit facilities and other	670	836	2,394	2,254
Accretion on decommissioning obligations	439	417	1,295	1,231
Finance expenses	$3,342	$1,253	$8,520	$3,485

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	7

Depletion and Depreciation.  Depletion and depreciation was $12.3 million ($18.16 per BOE) for the third quarter of 2011 compared to $13.3 million ($18.90 per BOE) in the second quarter of 2011 and $10.6 million ($15.85 per BOE) in the third quarter of 2010.  Depletion and depreciation was $38.0 million ($18.28 per BOE) for the first nine months of 2011 compared $32.4 million ($16.19 per BOE) for the comparable period in 2010.  Decreased production in the third quarter of 2011 resulted in lower depletion and depreciation expense when compared to the second quarter of 2011.

Impairment of property, plant and equipment.  Under CGAAP, impairment of property, plant and equipment was assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment was indicated, discounted cash flows were prepared to quantify the amount of the impairment. Under IFRS, impairment is assessed based on discounted cash flows compared with the asset’s carrying amount to determine the recoverable amount and measure the amount of the impairment. In addition, under IFRS, the Company is required to perform its test at a cash generating unit (“CGU”) level, which is the smallest identifiable grouping of assets that generates largely independent cash inflows. CGAAP impairment was based on undiscounted cash flows on a full cost centre basis.  There is no requirement under IFRS to test for impairment at least annually as was done under CGAAP.  Instead, IFRS requires that when there are indicators of impairment present, that an impairment test be performed.  In addition, under IFRS, the Company must evaluate whether there are any changes in circumstances that would support an impairment reversal, which was not allowable under CGAAP.  This may result in recoveries of previous impairments in future periods, net of depletion and depreciation.

At January 1, 2010, the effective transition date to IFRS, the Company elected to use the IFRS 1 deemed cost exemption whereby the costs under CGAAP were allocated to CGUs based on reserves volumes and then tested for impairment.  As a result, the Company recognized an impairment of $67.2 million at January 1, 2010 in the Shallow Gas CGU with a corresponding reduction in opening retained earnings.  For the nine months ended September 30, 2010 and the year ended December 31, 2010 the Company recognized additional impairments of $111.0 million and $153.2 million respectively with a corresponding reduction in property, plant and equipment for the Shallow Gas, Deep Gas and Non-core CGUs due to declines in the future price forecasts used by the Company’s independent qualified reserves evaluators for natural gas prices.

At September 30, 2011, there were significant changes in the future commodity prices forecasts used by the Company’s independent qualified reserves evaluators when compared to December 31, 2010.  The Company considered the downward price adjustments on natural gas to be an indicator of impairment for the Company’s Shallow Gas and Non-Core CGUs.  Similarly, the Company considered the upward price adjustments on natural gas liquids to be an indicator of impairment reversal for its Deep Gas CGU as a result of this CGU having a significant amount of natural gas liquids.  All of the Company's oil and gas reserves were evaluated and reported on by independent qualified reserves evaluators at September 30, 2011.  Based on this assessment, the Company determined that its Shallow Gas and Non-Core CGUs were impaired by $3.2 million and $5.4 million respectively and that $9.7 million of previous impairments were reversed from its Deep Gas CGU as a result of this CGU having a significant amount of natural gas liquids.  Under CGAAP, no impairments were recognized in prior periods.

Decommissioning obligations. In the third quarter of 2011, the Company recorded an increase in decommissioning obligations of $6.8 million net of dispositions.

Under IFRS, the decommissioning obligations are measured as the best estimate of the expenditure to be incurred and require that the decommissioning obligations be re-measured at the end of each reporting period using period-end discount rates.  The risk-free discount rates used by the Company to re-measure the obligations at the end of the third quarter were reduced by between 0.67% and 1.41% depending on the

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	8

timelines to reclamation as a result of changes in the Canadian bond market.  The re-measurement of the obligation at the end of the third quarter of 2011 resulted in a $6.2 million increase to decommissioning obligations with an offsetting adjustment to property, plant and equipment.

The Company also recorded $1.3 million in additional decommissioning obligations relating to current drilling activity and reduced decommissioning obligations by $1.0 million related to a property disposition in the third quarter of 2011.  Accretion expense of $0.4 million for the third quarter of 2011 compared to $0.4 million in the second quarter of 2011 and $0.4 million in the third quarter of 2010 and was included in finance expenses.

Income Taxes.  Anderson is not currently taxable.  The Company does not anticipate paying current income tax in 2011.  The Company has approximately $473 million in tax pools at September 30, 2011.

Funds from Operations.  Funds from operations for the third quarter of 2011 were $12.7 million ($0.07 per share), 61% higher than the $7.9 million ($0.05 per share) recorded in the same period of 2010.  This compares to funds from operations in the second quarter of 2011 of $13.9 million ($0.08 per share).  Funds from operations for the first nine months of 2011 were $37.5 million ($0.22 per share) compared to $27.2 million ($0.16 per share) recorded in the same period of 2010.  The increase in funds from operations in 2011 is a result of the Company’s focus on oil prospects, which generate more funds from operations per BOE when compared to natural gas properties at current pricing.  As new crude oil production is brought on-stream at higher expected operating margins, funds from operations are expected to increase.  The changes in funds from operations as reported under IFRS for the three and nine months ended September 30, 2010 relate to the decrease in the capitalized general and administrative costs of $0.1 million and $0.4 million respectively from what was previously reported under CGAAP.

	Three months ended September 30		Nine months ended September 30
(thousands of dollars)	2011	2010	2011	2010
		(restated)		(restated)
Cash from operating activities	$11,893	$8,287	$37,847	$29,844
Changes in non-cash working capital	701	(823)	(483)	(4,041)
Decommissioning expenditures	61	412	103	1,431
Funds from operations	$12,655	$7,876	$37,467	$27,234

Earnings (loss).  The Company reported earnings of $7.5 million in the third quarter of 2011 compared to earnings of $5.9 million for the second quarter of 2011 and a loss of $39.0 million for the third quarter of 2010.  The Company reported earnings of $9.7 million in the first nine months of 2011 compared to a loss of $88.2 million in the comparable period in 2010.  Earnings in the third quarter of 2011 are a result of the unrealized gain on derivative contracts along with increased oil production combined with higher oil and NGL prices.  The 2010 three month loss was due to a $48.3 million impairment recorded in the period, while the 2010 nine month loss was due to a $111.0 million impairment recorded in the period.

The Company’s funds from operations and earnings are highly sensitive to changes in factors that are beyond its control.  An estimate of the Company’s sensitivities to changes in commodity prices, exchange rates and interest rates is summarized below:

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	9

SENSITIVITIES
	Funds from Operations		Earnings
(thousands of dollars)	Millions	Per Share	Millions	Per Share
$0.50/Mcf in price of natural gas	$5.4	$0.03	$4.0	$0.02
US $5.00/bbl in the WTI crude price	$3.1	$0.02	$2.3	$0.01
US $0.01 in the US/Cdn exchange rate	$1.0	$0.01	$0.7	$0.00
1% in short-term interest rate	$0.5	$0.00	$0.4	$0.00

This sensitivity analysis was calculated by applying different pricing, interest rate and exchange rate assumptions to the actual results for the twelve months ended September 30, 2011 related to production, prices excluding the impact of derivative contracts, royalty rates, operating costs and capital spending.  As the Company changes its focus to crude oil development, the impact of oil prices is expected to become more significant and the impact of natural gas prices is expected to become less significant to funds from operations and earnings than is shown in the table above.

CAPITAL EXPENDITURES

The Company spent $49.7 million on capital additions, net of proceeds on dispositions in the third quarter of 2011.  The breakdown of expenditures is shown below:

	Three months ended September 30		Nine months ended September 30
(thousands of dollars)	2011	2010	2011	2010
		(restated)		(restated)
Land, geological and geophysical costs	$201	$28	$3,967	$625
Acquisitions	-	705	-	1,438
Proceeds on disposition	(6,203)	(192)	(11,570)	(2,399)
Drilling, completion and recompletion	43,700	30,548	95,260	53,537
Drilling incentive credits	(262)	(1,003)	(400)	(3,617)
Facilities and well equipment	11,436	7,910	28,001	33,782
Capitalized G&A	671	892	2,895	2,488
Total finding, development & acquisition expenditures	49,543	38,888	118,153	85,854
Change in compressor and other equipment inventory	128	480	128	(644)
Office equipment and furniture	42	10	70	59
Total net cash capital expenditures	$49,713	$39,378	$118,351	$85,269

Drilling statistics are shown below:

	Three months ended September 30				Nine months ended September 30
	2011		2010		2011		2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Gas	-	-	3	2.5	-	-	23	19.0
Oil	21	18.0	11	8.0	41	34.2	16	11.2
Dry	-	-	-	-	-	-	4	2.8
Total	21	18.0	14	10.5	41	34.2	43	33.0
Success rate (%)	100%	100%	100%	100%	100%	100%	91%	92%

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	10

During the third quarter of 2011, the Company drilled 21 gross (18.0 net capital, 16.4 net revenue) Cardium horizontal light oil wells.  In addition, the Company brought 17 gross (13.4 net revenue) Cardium horizontal light wells on-stream.  Approximately $11.4 million was spent on facilities and well equipment during the third quarter of 2011.

In the third quarter of 2011, the Company sold 83 BOPD (89 BOED) of non-core, heavy oil production and other assets for proceeds of $6.2 million.

RESERVES

GLJ Petroleum Consultants (“GLJ”), an independent reserves evaluator, has completed an interim reserves report of all of the Company’s oil & natural gas properties effective October 1, 2011, prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook.  The reserves definitions used in preparing the interim report are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.  This is not a year end reserves report. The October 1, 2011 report is the first step in a process and will be updated by GLJ for year end reserves reporting.  At October 1, 2011, the Company’s proved developed producing (“PDP”), total proved (“TP”) and proved plus probable (“P&P”) reserves were 12.4 MMBOE, 19.5 MMBOE and 35.8 MMBOE respectively.

Oil now represents 18% of the Company's PDP, 15% of TP and 18% of the P&P reserves as compared to 11%, 11% and 12% respectively at December 31, 2010.  The Company increased PDP, TP and P&P oil reserves by 72%, 28% and 62% in the previous nine months.

SUMMARY OF OIL AND GAS RESERVES

	October 1, 2011					December 31, 2010
	Oil(1) (Mbbls)	NGL (Mbbls)	Gas(1) (MMcf)	Total (MBOE)	Before tax NPV 10%(2) ($M)	Oil(1) (Mbbls)	NGL (Mbbls)	Gas(1) (MMcf)	Total (MBOE)	Before tax NPV 10%(2) ($M)
Proved developed producing	2,242	1,460	52,069	12,379	207,113	1,303	1,376	52,498	11,428	166,058
Proved developed producing and proved developed non-producing	2,375	1,512	59,213	13,755	219,933	1,471	1,426	59,955	12,889	175,619
Total proved	2,840	1,703	89,842	19,517	227,772	2,226	1,673	97,313	20,117	184,248
Proved plus probable	6,334	3,185	157,525	35,773	349,575	3,908	2,676	150,621	31,687	271,469
(1)	Coal Bed Methane is not material to report separately and is included in the Natural Gas category. Heavy Oil is not material to report separately and is included in the Oil category.

(2)	The estimated net present value of future net revenues presented in the table above does not necessarily represent the fair market value of the Company’s reserves.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	11

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
As at October 1, 2011
GLJ Forecast Prices and Costs

	Oil		Natural Gas	Edmonton Liquids Prices
Year	WTI Cushing ($US/bbl)	Light, Sweet Crude Edmonton ($Cdn/bbl)	AECO Gas Price ($Cdn/Mcf)	Propane ($Cdn/bbl)	Butane ($Cdn/bbl)	Pentanes Plus ($Cdn/bbl)	Inflation Rate %	Exchange rate (US$/Cdn)
2011 Q4	85.00	91.84	3.90	55.10	70.71	100.10	2.0	0.98
2012	90.00	94.39	4.36	59.46	72.68	97.22	2.0	0.98
2013	95.00	96.94	4.59	61.07	74.64	98.88	2.0	0.98
2014	100.00	101.02	5.05	63.64	77.79	103.04	2.0	0.98
2015	100.00	101.02	5.51	63.64	77.79	103.04	2.0	0.98
2016	100.00	101.02	5.97	63.64	77.79	103.04	2.0	0.98
2017	101.36	102.41	6.43	64.52	78.85	104.46	2.0	0.98
2018	103.38	104.47	6.86	65.82	80.44	106.56	2.0	0.98
2019	105.45	106.58	7.00	67.15	82.07	108.71	2.0	0.98
2020	107.56	108.73	7.14	68.50	83.73	110.91	2.0	0.98
Thereafter 2%

SHARE INFORMATION

The Company’s shares have been listed on the Toronto Stock Exchange since September 7, 2005 under the symbol “AXL”.  As of November 14, 2011, there were 172.5 million common shares outstanding, 14.3 million stock options outstanding, $50.0 million principal amount of convertible debentures which are convertible into common shares at a conversion price of $1.55 per common share and $46.0 million principal amount of convertible debentures which are convertible into common shares at a conversion price of $1.70 per common share.  There were no common shares issued in the third quarter of 2011 or the third quarter of 2010 under the employee stock option plan.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
High	$0.87	$1.24	$1.36	$1.57
Low	$0.42	$0.95	$0.42	$0.95
Close	$0.43	$1.12	$0.43	$1.12
Volume	23,739,995	18,034,164	108,708,081	88,346,700
Shares outstanding at September 30	172,549,701	172,400,401	172,549,701	172,400,401
Market capitalization at September 30	$74,196,371	$193,088,449	$74,196,371	$193,088,449

The statistics above include trading on the Toronto Stock Exchange only.  Shares also trade on alternative platforms like Alpha, Chi-X, Pure and Omega.  During the three and nine months ended September 30, 2011, approximately 11.6 million and 77.3 million common shares traded on these alternative exchanges respectively.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	12

ELIMINATION OF DEFICIT

On May 16, 2011 the Company’s shareholders approved an ordinary resolution to eliminate the Company’s accumulated deficit at January 1, 2011 against share capital without reduction to stated capital or paid up capital.  The Company's accumulated deficit at January 1, 2011 was largely the result of the implementation of IFRS combined with the significant reduction in natural gas prices in recent years which reduced profitability and resulted in write downs of historical costs.  The Company believes that the elimination of the consolidated accounting deficit, in connection with the implementation of IFRS, is beneficial on a go-forward basis.  The accounting adjustment should allow shareholders to better evaluate the Company’s performance under IFRS reporting as well as measure the success of the Company’s response to detrimental changes in the natural gas business by transitioning to a more oil-weighted company.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2011, the Company had outstanding long-term bank loans of $51.8 million, convertible debentures of $96.0 million (principal) and a working capital deficiency of $56.7 million, excluding the unrealized gain on derivative contracts.  The working capital deficiency is due to accruals associated with the capital program.  The following table shows the changes in bank loans plus cash working capital deficiency:

	Three months ended September 30		Nine months ended September 30
(thousands of dollars)	2011	2010	2011	2010
		(restated)		(restated)
Bank loans plus cash working capital deficiency, beginning of period	$(71,464)	$(70,284)	$(71,507)	$(72,524)
Funds from operations	12,655	7,876	37,467	27,234
Net cash capital expenditures	(49,713)	(39,378)	(118,351)	(85,269)
Proceeds from issue of convertible debentures, net of issue costs	-	-	43,860	-
Proceeds from issue of share capital, net of issue costs	-	-	-	29,792
Proceeds from exercise of stock options	-	-	51	-
Decommissioning expenditures	(61)	(412)	(103)	(1,431)
Bank loans plus cash working capital deficiency, end of period	$(108,583)	$(102,198)	$(108,583)	$(102,198)

The Board of Directors approved an increase to the Company’s 2011 capital budget to $145 million, net of dispositions, of which $118.4 million was spent in the first nine months of 2011.  The Company was committed to drill 74 Edmonton Sands gas wells under its farm-in agreement by March 31, 2012.  In October 2011, the commitment date was extended to March 31, 2013.  The Company does not plan to drill any additional Edmonton Sands gas wells until after 2012.  The Company now plans to drill 51 gross (44.3 net capital, 39.1 net revenue) Cardium oil wells in 2011, of which 40 gross (34.1 net capital, 30.2 net revenue) have been drilled to date in 2011.

The Company’s need for capital will be both short-term and long-term in nature.  Short-term capital is required to finance accounts receivable and other similar short-term assets while the acquisition and development of oil and natural gas properties requires larger amounts of long-term capital.  At September 30, 2011, the Company had total credit facilities of $135 million and $83.0 million of credit available under these facilities.  On June 8, 2011, the Company completed a convertible subordinated debenture financing for proceeds, net of commission and expenses, of $43.9 million.  The net proceeds were initially used to

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	13

pay down bank debt.  The availability created in the credit facilities, along with cash flows, will be prudently used to finance the Company’s 2011 and 2012 capital programs.  The available lending limits under the bank facilities are reviewed twice a year and are based on the bank syndicate’s interpretation of the Company’s reserves and future commodity prices.  The bank syndicate is currently reviewing the Company’s credit facilities and is scheduled to be completed by the end of November 2011.  While the Company does not anticipate any changes to the total amounts available under the credit facilities, there can be no assurance that the amounts available or the applicable margins will not be adjusted.  As the Company plans to fund its 2012 capital program from a combination of cash flow, existing credit facilities and asset dispositions, oil and natural gas prices will impact the level of capital spending in 2012.

CONTRACTUAL OBLIGATIONS

The Company enters into various contractual obligations in the course of conducting its operations.  These obligations include:

-
Loan agreements – The reserves-based extendible, revolving term credit facility and working capital credit facility have a revolving period ending on July 11, 2012, extendible at the option of the lenders.  If not extended, the facilities cease to revolve and all outstanding advances thereunder become repayable one year from the term date of July 11, 2012.  The supplemental facility is available on a revolving basis and expires on July 11, 2012 with any amounts outstanding due in full at that time.  No amounts were drawn under the supplemental facility at September 30, 2011.

-
Convertible debentures – The Company has $96.0 million (principal) in convertible debentures outstanding at September 30, 2011, of which $50.0 million bears interest at 7.5% (“Series A Convertible Debentures”) and $46.0 million bears interest at 7.25% (“Series B Convertible Debentures”).  The convertible debentures have a face value of $1,000 with interest payable semi-annually.  The Series A Convertible Debentures mature on January 31, 2016 with interest payable on the last day of July and January, commencing July 31, 2011.  These convertible debentures are convertible at the holder’s option at a conversion price of $1.55 per common share, subject to adjustment in certain events and are not redeemable by the Company before January 31, 2014.   The Series B Convertible Debentures mature on June 30, 2017 with interest payable on the last day of June and December, commencing December 31, 2011.  These convertible debentures are convertible at the holder’s option at a conversion price of $1.70 per common share, subject to adjustment in certain events and are not redeemable by the Company before June 30, 2014.

-	Lease for office space – This lease expires on November 30, 2012. Future minimum lease payments are expected to be $0.5 million for the remainder of 2011, and $1.6 million in 2012.
-
Firm service transportation commitments – The Company has entered into firm service transportation agreements for approximately 23 million cubic feet per day of gas sales for various terms expiring between 2011 and 2020.  Based on rate schedules announced to date, the payments in each of the next five years and thereafter are estimated to be $0.4 million for the remainder of 2011, $1.3 million in 2012, $0.9 million in 2013, $0.7 million in 2014, $0.6 million in 2015 and $0.4 million thereafter.

-
Oil transportation contract – In 2010, the Company entered into a facilities construction and operation agreement pursuant to which it is committed to ship a minimum volume of gross crude oil through new facilities and pipelines being constructed in Garrington.  The total financial commitment is $2.6 million to be incurred over a minimum of five years.  The contract contains a minimum volume requirement per year for the first five years following completion of construction which was completed in October 2011.  In the event that the volume shipped is less than the minimum volume, the Company will be subject to a fee per cubic metre of oil on the difference between actual volumes shipped and the minimum volume required.  Conversely, if the Company exceeds the minimum

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	14

volume requirement in a single year, the excess is carried forward as a credit to the minimum volume requirement in the subsequent year.  If no volumes were shipped, the minimum of $0.26 million would be payable each year.  After the total contracted volumes have been shipped, the contract will automatically renew for one year periods unless terminated.

-
Farm-in – On January 30, 2009, the Company announced a farm-in agreement with a large international oil and gas company on lands near its existing core operations.  Under the farm-in agreement, the Company has access to 388 gross (205 net) sections of land.  During the commitment phase of the transaction, the Company is committed to drill, complete and equip 200 wells to earn an interest in up to 120 sections.  The Company has drilled 126 wells under the commitment to September 30, 2011.  The Company is obligated to complete the drilling of the remaining wells on or before March 31, 2013.  The commitment is subject to certain guarantees.  The Company estimates that its minimum commitment to drill the remaining 74 wells is $10 million.  The Company currently plans to defer its spending on the farm-in project until after 2012.

These obligations are described further in note 15 to the interim consolidated financial statements for the three and nine months ended September 30, 2011 and 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company adopted IFRS effective January 1, 2011. As a result, the Company's financial results for the nine months ended September 30, 2011 and comparative periods are reported under IFRS while selected historical data before 2010 continues to be reported under previous CGAAP. (Refer to note 17 of the interim consolidated financial statements for the period ended March 31, 2011 note 16 for the period ended September 30, 2011 for the Company’s assessment of the impacts of the transition to IFRS).

NEW AND PENDING ACCOUNTING STANDARDS

The Company is currently evaluating the impact of new and pending accounting standards.

IFRS 9 – Financial Instruments.  In November 2009, the IASB published IFRS 9 “Financial Instruments" which covers the classification and measurement of financial assets as part of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity managed its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

In October 2010, additional requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through profit or loss. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of profit or loss and recognize the change in other comprehensive income.

On August 4, 2011, the IASB issued an exposure draft proposing to change the mandatory effective date of IFRS 9 to annual periods beginning on or after January 1, 2015 from the original effective date of January 1, 2013. Early adoption is permitted and the standard is required to be applied retrospectively. The comment period for this exposure draft closed on October 21, 2011.  The implementation of the issued standard is not expected to have a significant impact on the Company’s financial position or results.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	15

Reporting Entity.  In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles.

Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted.

IFRS 13 – Fair Value Measurement.  In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements; clarifies the definition of fair value; and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted.

IAS 12 – Income Taxes.  IAS 12 “Income Taxes” was amended on December 20, 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset.  The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset.  The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012.

CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s CEO and CFO have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer is made known to them by others within the Company.

The CEO and CFO are required to cause the Company to disclose any change in the Company’s ICOFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s ICOFR. No changes in ICOFR were identified during such period that have materially affected or are reasonably likely to materially affect the Company’s ICOFR. There were no changes to ICOFR as a result of the transition to IFRS.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	16

It should be noted a control system, including the Company’s DC&P and ICOFR, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system will be met and it should not be expected that DC&P and ICOFR will prevent all errors or fraud.

BUSINESS RISKS

Oil and gas exploration and production is capital intensive and involves a number of business risks including, without limitation, the uncertainty of finding new reserves, the instability of commodity prices, weather and various operational risks.  Commodity prices are influenced by local and worldwide supply and demand, OPEC actions, ongoing global economic concerns, the U.S. dollar exchange rate, transportation costs, political stability and seasonal and weather related changes to demand.  The price of natural gas has weakened due to increasing U.S. gas production driven primarily by the U.S. shale gas plays.  The large amount of gas in storage combined with strong U.S. gas production and financial market fears has continued to suppress the price of natural gas.  Oil prices had increased earlier this year, and continue to remain volatile as they are a geopolitical commodity, affected by concerns about economic markets in the U.S. and Europe and continued instability in oil producing countries. The industry is subject to extensive governmental regulation with respect to the environment.  Operational risks include well performance, uncertainties inherent in estimating reserves, timing of/ability to obtain drilling licences and other regulatory approvals, ability to obtain equipment, expiration of licences and leases, competition from other producers, sufficiency of insurance, ability to manage growth, reliance on key personnel, third party credit risk and appropriateness of accounting estimates.  These risks are described in more detail in the Company’s Annual Information Form for the year ended December 31, 2010 filed with Canadian securities regulatory authorities on SEDAR.

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As the Company's revenues may decline as a result of decreased commodity pricing, it may be required to reduce capital expenditures. In addition, uncertain levels of near term industry activity coupled with the present global economic concerns exposes the Company to additional access to capital risk. There can be no assurance that debt or equity financing, or funds generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Anderson manages these risks by employing competent professional staff, following sound operating practices and using capital prudently.  The Company generates its exploration prospects internally and performs extensive geological, geophysical, engineering, and environmental analysis before committing to the drilling of new prospects.  Anderson seeks out and employs new technologies where possible. With the Company’s extensive drilling inventory and advance planning, the Company believes it can manage the slower pace of regulatory approvals and the requirements for extensive landowner consultation.

The Company has a formal emergency response plan which details the procedures employees and contractors will follow in the event of an operational emergency.  The emergency response plan is designed to respond to emergencies in an organized and timely manner so that the safety of employees, contractors, residents in the vicinity of field operations, the general public and the environment are protected.  A corporate safety program covers hazard identification and control on the jobsite, establishes Company policies, rules and work procedures and outlines training requirements for employees and contract personnel.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	17

The Company currently deals with a small number of buyers and sales contracts, and endeavors to ensure that those buyers are an appropriate credit risk.  The Company continuously evaluates the merits of entering into fixed price or financial hedge contracts for price management.

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights.  As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas.  Such regulation may be changed from time to time in response to economic or political conditions.  The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase the Company’s costs or affect its future opportunities.

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation.  Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations.  Such legislation may also impose restrictions and prohibitions on water use or processing in connection with certain oil and gas operations.  In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  Compliance with such legislation can require significant expenditures and a breach of such requirements may result, amongst other things in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

The Government of Alberta implemented a new oil and gas royalty framework effective January 2009.  The new framework establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects.  Under the framework, the formula for conventional oil and natural gas royalties uses a sliding rate formula, dependent on the market price and production volumes.   On March 3, 2009, June 11, 2009 and June 25, 2009, the Government of Alberta announced amendments to the framework.  This incentive program included a drilling credit for new oil and natural gas wells drilled between April 1, 2009 and March 31, 2011, providing a $200 per metre drilled royalty credit to companies.  The credit was used to offset up to 50% of Crown royalties paid after the wells have been drilled up until March 31, 2011.  There is also a new well incentive program that provides a maximum 5% royalty rate for the first 12 months of production from new wells that begin producing oil or natural gas between April 1, 2009 and March 31, 2011 to a maximum of 50,000 barrels of oil or 500 million cubic feet of natural gas.

On March 11, 2010, the Alberta government announced its intention to adjust royalty rates effective January 1, 2011. This adjustment included making the incentive program royalty rate of 5% on new natural gas and conventional oil wells a permanent feature of the royalty system with the time and volume limits discussed above. The maximum royalty rate was reduced from 50% to 40% for conventional oil and to 36% for natural gas.

Changes to the royalty regime in the Province of Alberta are subject to certain risks and uncertainties.  There may be modifications introduced to the royalty structure and such changes may be adverse to the business of the Company.  There can be no assurance that the Government of Alberta or the Government of Canada will not adopt new royalty regimes which may render the Company's projects uneconomic or otherwise adversely affect the business of the Company.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	18

BUSINESS PROSPECTS

The Company believes it has an excellent future drilling inventory in the Cardium light oil horizontal oil play and is focused on growing its production and reserves with Cardium horizontal drilling.  The Company has 124.5 gross (74.0 net) sections in the Cardium fairway and has identified an inventory of 204 gross (129.8 net revenue) drill ready Cardium horizontal oil locations, of which 62 gross (45.6 net revenue) have been drilled to September 30, 2011.  The Company continues to add to its land position and drilling inventory through a combination of acquisitions, property swaps and farm-ins, and continues to implement new technologies to control and reduce its costs in this project.

The Company’s goal is to grow its oil production to achieve 50% of total production from oil and NGL by sometime in 2012.  The capital budget for 2011 is $145 million and annual production guidance for 2011 is between 7,500 and 8,000 BOED.  The Company could have considered a budget which yielded higher BOED production growth through spending on natural gas prospects, but elected to proceed with a 100% oil capital budget which has not created BOED production growth, but has yielded substantially higher cash flows through stronger netbacks.

Risks associated with the production guidance provided include continued low commodity prices which may restrict capital spending, new well performance, gas plant capacity, gas plant turnaround duration, regulatory issues, weather problems and access to industry services.

QUARTERLY INFORMATION

The following table provides financial and operating results for the last eight quarters.  Commodity prices remain volatile, affecting funds from operations and earnings throughout those quarters.  In 2010, the Company changed its focus to oil projects in light of the continued depressed natural gas market, and suspended its shallow gas drilling program until natural gas prices improve.  Revenues, funds from operations and earnings (loss) over the past three quarters reflect the benefits from increased sales of crude oil volumes.  Also, earnings were affected in each of the four quarters in 2010 by impairments in the value of property, plant and equipment related to natural gas and natural gas liquids reserves values.  With the volatility in commodity prices, in the third quarter of 2011 a portion of previously recognized impairments were reversed and additional impairments taken.  Earnings were also affected in the third quarter of 2011 by hedging gains and gains on the sale of assets.

Note that the quarterly table contains both IFRS and CGAAP numbers.  Comparatives before 2010 have not been restated to reflect the changes in accounting policies as a result of adopting IFRS.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	19

SELECTED QUARTERLY INFORMATION
($ amounts in thousands, except per share amounts and prices)

	IFRS
	Q3 2011	Q2 2011	Q1 2011	Q4 2010
				(restated)
Revenue, net of royalties	$24,970	$27,776	$23,283	$21,690
Funds from operations	$12,655	$13,944	$10,868	$9,282
Funds from operations per share, basic and diluted	$0.07	$0.08	$0.06	$0.05
Earnings (loss) before effect of impairments or reversals thereof	$6,667	$5,932	$(3,681)	$(4,864)
Earnings (loss) per share before effect of impairments or reversals thereof
Basic and diluted	$0.04	$0.03	$(0.02)	$(0.03)
Earnings (loss)	$7,472	$5,932	$(3,681)	$(36,545)
Basic and diluted	$0.04	$0.03	$(0.02)	$(0.21)
Capital expenditures, including acquisitions net of dispositions	$49,713	$26,284	$42,354	$26,240
Cash from operating activities	$11,893	$14,953	$11,001	$10,489
Daily sales
Natural gas (Mcfd)	30,038	31,990	33,931	38,479
Oil (bpd)	1,709	1,759	1,372	992
NGL (bpd)	636	667	699	823
BOE (BOED)	7,351	7,758	7,726	8,228
Average prices
Natural gas ($/Mcf)	$3.85	$3.79	$3.58	$3.48
Oil ($/bbl)	$89.05	$99.39	$84.71	$77.62
NGL ($/bbl)	$66.07	$74.24	$65.97	$58.87
BOE ($/BOE)*	$42.16	$44.71	$36.80	$31.63

	IFRS			CGAAP
	Q3 2010	Q2 2010	Q1 2010	Q4 2009
	(restated)	(restated)	(restated)
Revenue, net of royalties	$17,263	$18,622	$19,871	$18,708
Funds from operations	$7,876	$8,923	$10,435	$9,151
Funds from operations per share, basic and diluted	$0.05	$0.05	$0.06	$0.06
Earnings (loss) before effect of impairment	$(3,057)	$(2,450)	$256	$(6,457)
Earnings (loss) per share before effect of impairment
Basic and diluted	$(0.02)	$(0.01)	$-	$(0.04)
Loss	$(39,029)	$(4,769)	$(44,444)	$(6,457)
Loss per share, basic and diluted	$(0.23)	$(0.03)	$(0.27)	$(0.04)
Capital expenditures, including acquisitions net of dispositions	$39,378	$12,664	$33,227	$11,312
Cash from operating activities	$8,287	$8,811	$12,746	$5,361
Daily sales
Natural gas (Mcfd)	35,778	38,998	35,221	34,938
Oil (bpd)	568	491	345	351
NGL (bpd)	761	741	785	906
BOE (BOED)	7,292	7,732	7,000	7,080
Average prices
Natural gas ($/Mcf)	$3.43	$3.78	$5.22	$4.28
Oil ($/bbl)	$68.24	$70.45	$75.47	$69.60
NGL ($/bbl)	$51.41	$53.55	$56.68	$47.67
BOE ($/BOE)*	$28.21	$28.88	$36.93	$31.38

* Includes royalty and other income classified with oil and gas sales and excludes realized and unrealized gains and losses on derivative contracts.

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	20

FORWARD-LOOKING STATEMENTS

Certain statements in this management’s discussion and analysis including, without limitation, management’s assessment of future plans and operations; benefits and valuation of the development prospects described herein; number of locations in drilling inventory and wells to be drilled; timing and location of drilling and tie-in of wells and the costs thereof; productive capacity of the wells; timing of and construction of facilities; expected production rates; percentage of production from oil and natural gas liquids; dates of commencement of production; amount of capital expenditures and the timing and method of financing thereof; value of undeveloped land; extent of reserves additions; ability to attain cost savings; drilling program success; impact of changes in commodity prices on operating results; impact of changes in the royalty regime applicable to the Company; estimates of future revenues, costs, netbacks, funds from operations and debt levels; commodity price outlook and general economic outlook may constitute “forward-looking information” (within the meaning of applicable Canadian securities legislation) or “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; imprecision of reserves estimates; environmental risks; competition from other producers; inability to retain drilling rigs and other services; adequate weather to conduct operations; sufficiency of budgeted capital, operating and other costs to carry out planned activities; wells not performing as expected; incorrect assessment of the value of acquisitions and farm-ins; failure to realize the anticipated benefits of acquisitions and farm-ins; delays resulting from or inability to obtain required regulatory approvals; changes to government regulation; ability to access sufficient capital from internal and external sources; and other factors, many of which are beyond the Company’s control.  The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as the factors are interdependent, and management’s future course of action would depend on its assessment of all information at the time. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements and readers should not place undue reliance on the assumptions and forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect Anderson’s operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.sec.gov/edgar) or at Anderson’s website (www.andersonenergy.ca).

The forward-looking statements contained in this management’s discussion and analysis are made as at the date of this management’s discussion and analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

CONVERSION

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Abbreviations used
AECO – intra-Alberta Nova inventory transfer price
bbl – barrel
bpd – barrels per day
Mstb – thousand stock tank barrels
BOE – barrels of oil equivalent
BOED – barrels of oil equivalent per day
MBOE – thousand barrels of oil equivalent
MMBOE – million barrels of oil equivalent
GJ – gigajoule
Mcf – thousand cubic feet
Mcfd – thousand cubic feet per day
MMcf – million cubic feet
MMcfd – million cubic feet per day
NGL – natural gas liquids
WTI – West Texas Intermediate

ANDERSON ENERGY LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS	21

Interim Consolidated Financial Statements

(Unaudited)

September 30, 2011

ANDERSON ENERGY LTD.
Consolidated Statements of Financial Position

(Stated in thousands of dollars)
(Unaudited)
	September 30, 2011	December 31, 2010

ASSETS
Current assets:
Cash and cash equivalents	$-	$4,024
Accounts receivable and accruals (note 13)	16,135	20,998
Prepaid expenses and deposits	2,689	3,052
Current portion of unrealized gain on derivative contracts (note 13)	7,551	-
	26,375	28,074

Deferred taxes	24,493	29,657
Unrealized gain on derivative contracts (note 13)	1,697	-
Property, plant and equipment (notes 4 and 5)	414,498	320,673
	$467,063	$378,404

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accruals	$75,560	$46,862
Unrealized loss on derivative contracts (note 13)	-	1,918
	75,560	48,780

Bank loans (note 6)	51,847	52,719
Convertible debentures (note 7)	84,334	43,460
Decommissioning obligations (note 8)	60,071	51,550
	271,812	196,509
Shareholders’ equity:
Share capital (note 9)	171,460	426,925
Equity component of convertible debentures (note 7)	5,019	2,592
Contributed surplus	9,049	7,921
Retained earnings (deficit) (note 9)	9,723	(255,543)
	195,251	181,895
Commitments (note 15) Subsequent event (note 15)
	$467,063	$378,404

See accompanying notes to the consolidated financial statements.

2

ANDERSON ENERGY LTD.
Consolidated Statements of Operations and Comprehensive Income (Loss)

(Stated in thousands of dollars, except per share amounts)
(Unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(note 16)		(note 16)

Oil and gas sales	$28,513	$18,928	$85,665	$62,511
Royalties	(3,543)	(1,665)	(9,636)	(6,755)
Revenue, net of royalties	24,970	17,263	76,029	55,756
Realized gain (loss) on derivative contracts	871	-	(353)	-
Unrealized gain on derivative contracts	6,350	-	11,166	-
Gain (loss) on sale of property, plant and equipment	3,476	(388)	4,622	320
	35,667	16,875	91,464	56,076

Operating expenses	7,590	6,343	23,473	19,962
Transportation expenses	602	172	1,304	387
Depletion and depreciation	12,280	10,631	37,976	32,443
Impairment loss (reversal) on property, plant and equipment (note 5)	(1,074)	48,317	(1,074)	110,969
General and administrative expenses	2,813	2,425	7,963	6,776
Earnings (loss) from operating activities	13,456	(51,013)	21,822	(114,461)

Finance income (note 11)	21	8	54	72
Finance expenses (note 11)	(3,342)	(1,253)	(8,520)	(3,485)
Net finance expenses	(3,321)	(1,245)	(8,466)	(3,413)

Earnings (loss) before taxes	10,135	(52,258)	13,356	(117,874)
Deferred income tax expense (benefit)	2,663	(13,229)	3,633	(29,632)
Earnings (loss) and comprehensive income (loss) for the period	$7,472	$(39,029)	$9,723	$(88,242)

Basic and diluted earnings (loss) per share (note 10)	$0.04	$(0.23)	$0.06	$(0.52)

See accompanying notes to the consolidated financial statements.

3

ANDERSON ENERGY LTD.
Consolidated Statements of Changes in Shareholders’ Equity

(Stated in thousands of dollars, except number of common shares)
(Unaudited)
	Number of Common Shares	Share capital	Equity component of convertible debentures	Contributed surplus	Retained earnings (deficit)	Total shareholders’ equity
Balance at January 1, 2010	150,500,401	$396,524	$-	$6,338	$(130,756)	$272,106
Issued pursuant to prospectus (note 9)	21,900,000	31,755	-	-	-	31,755
Share issue costs, net of tax of $0.5 million	-	(1,456)	-	-	-	(1,456)
Share-based payments	-	-	-	1,226	-	1,226
Loss for the period	-	-	-	-	(88,242)	(88,242)
Balance at September 30, 2010 (note 16)	172,400,401	426,823	-	7,564	(218,998)	215,389

Balance at January 1, 2011	172,485,301	426,925	2,592	7,921	(255,543)	181,895
Elimination of deficit (note 9)	-	(255,543)	-	-	255,543	-
Equity component of convertible debentures, net of tax of $1.5 million (note 7)	-	-	2,427	-	-	2,427
Share-based payments	-	-	-	1,155	-	1,155
Options exercised	64,400	78	-	(27)	-	51
Earnings for the period	-	-	-	-	9,723	9,723
Balance at September 30, 2011	172,549,701	$171,460	$5,019	$9,049	$9,723	$195,251

See accompanying notes to the consolidated financial statements.

4

ANDERSON ENERGY LTD.
Consolidated Statements of Cash Flows

NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 (Stated in thousands of dollars) (Unaudited)	2011	2010
		(note 16)
CASH PROVIDED BY (USED IN)
OPERATIONS
Earnings (loss) for the period	$9,723	$(88,242)
Adjustments for:
Depletion and depreciation	37,976	32,443
Unrealized gain on derivative contracts	(11,166)	-
Impairment loss (reversal) on property, plant and equipment	(1,074)	110,969
Deferred income tax expense (benefit)	3,633	(29,632)
Gain on sale of property, plant and equipment	(4,622)	(320)
Stock-based compensation	730	785
Accretion on decommissioning obligations	1,295	1,231
Accretion on convertible debentures	972	-
Decommissioning expenditures	(103)	(1,431)
Changes in non-cash working capital (note 12)	483	4,041
	37,847	29,844
FINANCING
Increase (decrease) in bank loans	(872)	5,358
Proceeds from issue of convertible debentures, net of issue costs (note 7)	43,860	-
Proceeds from issue of share capital, net of issue costs	-	29,792
Proceeds from exercise of stock options	51	-
Changes in non-cash working capital (note 12)	(253)	103
	42,786	35,253
INVESTING
Property, plant and equipment expenditures	(129,921)	(87,668)
Proceeds from sale of property, plant and equipment	11,570	2,399
Changes in non-cash working capital (note 12)	33,694	20,171
	(84,657)	(65,098)
Decrease in cash and cash equivalents	(4,024)	(1)
Cash and cash equivalents, beginning of period	4,024	1
Cash, end of period	$-	$-

Interest received in cash	$54	$67
Interest paid in cash	$(3,721)	$(1,549)

See accompanying notes to the consolidated financial statements.

5

ANDERSON ENERGY LTD.
Notes to the Interim Consolidated Financial Statements

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Tabular amounts in thousands of dollars, unless otherwise stated)
(Unaudited)

1.   REPORTING ENTITY

Anderson Energy Ltd.  (“Anderson” or the “Company”) was incorporated under the laws of the province of Alberta on January 30, 2002.  Anderson is engaged in the acquisition, exploration and development of oil and gas properties in western Canada.

2.   BASIS OF PREPARATION

(a) Statement of compliance.  The interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 Interim Financial Reporting.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of asset and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years are discussed in note 2(d) of the Company’s interim consolidated financial statements for the three months ended March 31, 2011.

These interim consolidated financial statements do not include all of the information required for full annual financial statements.  These interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the interim consolidated financial statements for the three months ended March 31, 2011.  These interim consolidated financial statements should be read in conjunction with the interim consolidated financial statements and notes thereto for the three months ended March 31, 2011.

The interim consolidated financial statements were authorized for issuance by the Board of Directors on November 14, 2011.

3.   SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are presented in notes 3 and 4 and the impact of the new standards, including reconciliations presenting the change from previous Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS at January 1, 2010 and December 31, 2010 are presented in note 17 of the Company’s interim consolidated financial statements for the three months ended March 31, 2011.

The impacts of the new standards, including reconciliations presenting the change from previous GAAP to IFRS as at September 30, 2010 and for the three and nine months ended September 30, 2010, are presented in note 16 herein.

6

4.   PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost
	Oil and natural gas assets	Other equipment	Total
Balance at January 1, 2010	$469,762	$1,713	$471,475
Additions	118,140	66	118,206
Disposals	(2,407)	-	(2,407)
Balance at December 31, 2010	585,495	1,779	587,274
Additions	139,489	71	139,560
Disposals	(14,802)	-	(14,802)
Balance at September 30, 2011	$710,182	$1,850	$712,032

Accumulated depletion, depreciation and impairment losses
	Oil and natural gas assets	Other equipment	Total
Opening balance at January 1, 2010	$-	$1,075	$1,075
Impairment loss at January 1, 2010	67,193	-	67,193
Balance at January 1, 2010	67,193	1,075	68,268
Depletion and depreciation for the year	45,484	168	45,652
Impairment loss	153,165	-	153,165
Disposals	(484)	-	(484)
Balance at December 31, 2010	$265,358	$1,243	$266,601
Depletion and depreciation for the period	37,872	104	37,976
Impairment reversal, net of impairment loss	(1,074)	-	(1,074)
Disposals	(5,969)	-	(5,969)
Balance at September 30, 2011	$296,187	$1,347	$297,534

Carrying amounts
	Oil and natural gas assets	Other equipment	Total
At December 31, 2010	$320,137	$536	$320,673
At September 30, 2011	$413,995	$503	$414,498

Depletion, depreciation and impairment charges.  Depletion and depreciation, impairment of property, plant and equipment, and any reversal thereof, are recognized as separate line items in the consolidated statements of operations (see note 5).

5.    IMPAIRMENT LOSS AND IMPAIRMENT REVERSAL

At September 30, 2011, there were significant changes in the future commodity price forecasts used by the Company’s independent qualified reserves evaluators when compared to December 31, 2010.  The Company considered the downward price adjustments on natural gas to be an indicator of impairment for the Company’s Shallow Gas and Non-Core CGUs.  Similarly, the Company considered the upward price adjustments on natural gas liquids to be an indicator of impairment reversal for its Deep Gas CGU as a result of this CGU having a significant amount of natural gas liquids.  All of the Company's oil and gas reserves were evaluated and reported on by independent qualified reserves evaluators at October 1, 2011 (“interim reserves report”).  Based on this assessment, the Company determined that $9.7 million of previous impairments were reversed from its Deep Gas CGU and its Shallow Gas and Non-Core CGUs were impaired by $3.2 million and $5.4 million respectively.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	7

5.     IMPAIRMENT LOSS AND IMPAIRMENT REVERSAL (Continued)

As a result of declines in natural gas forward pricing at September 30, 2010, the Company tested the Deep Gas, Shallow Gas and Non-core CGUs for impairment.  Based on this assessment at September 30, 2010, the carrying amount of these CGUs were determined to be $48.3 million lower than their recoverable amount and impairments were recorded.

The recoverable amount of the CGUs was estimated based on the fair value less costs to sell.  The estimate of fair value less costs to sell for each of the Company’s CGUs was determined by reference to information provided in the interim reserves report based on proved plus probable reserves using a pre-tax discount rate of 10%.

The impairment losses and reversals since January 1, 2010 recognized in each CGU were as follows:

	Horizontal Oil CGU	Deep Gas CGU	Shallow Gas CGU	Non-Core CGU	Total (1)
Impairment loss at January 1, 2010	$-	$-	$67,193	$-	$67,193
Impairment loss for the quarter ended March 31, 2010	-	6,587	52,827	126	59,540
Impairment loss for the quarter ended June 30, 2010	-	3,112	-	-	3,112
Impairment loss for the quarter ended September 30, 2010	-	15,996	28,286	4,035	48,317
Impairment loss for the quarter ended December 31, 2010	-	5,384	35,033	1,779	42,196
Cumulative impairment loss at December 31, 2010	$-	$31,079	$183,339	$5,940	$220,358
Impairment loss (reversal) for the quarter ended September 30, 2011	-	(9,725)	3,207	5,444	(1,074)
Cumulative impairment loss at September 30, 2011	$-	$21,354	$186,546	$11,384	$219,284

Carrying value, December 31, 2010	$63,687	$94,091	$124,836	$36,764	$319,378
Carrying value, September 30, 2011	$177,539	$96,430	$107,238	$25,470	$406,677
(1)	Carrying values exclude inventory and corporate assets of $1.3 million at December 31, 2010 and $1.4 million at September 30, 2011.

At September 30, 2011, if the discount rate had been two percent higher or two percent lower, the impairment losses and reversal recognized would have been revised as follows:

	Horizontal Oil CGU	Deep Gas CGU	Shallow Gas CGU	Non-Core CGU	Total
Reduction of impairment or increase in impairment reversal using an 8 percent discount rate	$-	$(8,021)	$(8,789)	$(2,183)	$(18,993)
Additional impairment or reduction of impairment reversal using a 12 percent discount rate	$-	$6,807	$7,738	$1,798	$16,343

6.   BANK LOANS

At September 30, 2011, total bank facilities were $135 million consisting of a $100 million extendible revolving term credit facility, a $10 million working capital credit facility and a $25 million supplemental credit facility, with a syndicate of Canadian banks.  The extendible revolving term credit facility and the working capital credit facility have a revolving period ending on July 11, 2012.  If not extended, the extendible revolving term credit facility and working capital credit facility cease to revolve and all outstanding advances thereunder become repayable one year from the term date of July 11, 2012.  The supplemental facility expires on July 11, 2012, with any outstanding amounts due in full at that time.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	8

6.   BANK LOANS (Continued)

At September 30, 2011, there were no amounts drawn under the supplemental facility.  The average effective interest rate on advances under the facilities in 2011 was 5.7% (September 30, 2010 – 4.9%).  The Company had $133,500 in letters of credit outstanding at September 30, 2011 that reduce the amount of credit available to the Company.

Advances under the facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance or LIBOR loan rates plus applicable margins.  These margins vary from 1.50% to 6.00% depending on the borrowing option used and the Company’s financial ratios.

Loans are secured by a floating charge debenture over all assets and guarantees by material subsidiaries.  Draws over $15 million under the supplemental facility are subject to the consent of the bank syndicate at the time of the drawdown.

The available lending limits of the facilities are reviewed semi-annually and are based on the bank syndicate’s interpretations of the Company’s reserves and future commodity prices.  The bank syndicate is currently reviewing the Company’s credit facilities and is scheduled to be completed by the end of November 2011.  The Company does not anticipate that there will be any changes to the total amounts available under the facilities, however there can be no assurance that the amount of the available facilities or the applicable margins will not be adjusted.

7.   CONVERTIBLE DEBENTURES

On June 8, 2011, the Company issued $46 million of convertible unsecured subordinated debentures (the “Series B Debentures”) on a bought deal basis.  The Series B Debentures have a face value of $1,000, bear interest at the rate of 7.25% per annum payable semi-annually in arrears on the last day of June and December of each year commencing on December 31, 2011 and mature on June 30, 2017 (“Maturity Date”).  The Series B Debentures are convertible at the holder’s option at a conversion price of $1.70 per common share (the “Conversion Price”), subject to adjustment in certain events.  The Series B Debentures are not redeemable by the Corporation before June 30, 2014.  On and after June 30, 2014 and prior to June 30, 2016, the Series B Debentures are redeemable at the Corporation’s option, in whole or in part, at a price equal to their principal amount plus accrued and unpaid interest if the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price.  On or after June 30, 2016 and prior to the Maturity Date, the Series B Debentures may be redeemed in whole or in part at the option of the Corporation on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest.  The Series B Debentures are listed and posted for trading on the TSX under the symbol “AXL.DB.B”.

The Series B Debentures were determined to be compound instruments.  As the Series B Debentures are convertible into common shares, the liability and equity components are presented separately.  The initial carrying amount of the financial liability is determined by discounting the stream of future payments of interest and principal.  Using the residual method, the carrying amount of the conversion feature is the difference between the principal amount and the carrying value of the financial liability.  The Series B Debentures, net of the equity component and issue costs are accreted using the effective interest rate method over the term of the Series B Debentures, such that the carrying amount of the financial liability will equal the $46 million principal balance at maturity.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	9

7.   CONVERTIBLE DEBENTURES (Continued)

The following table indicates the convertible debenture activities:
	Proceeds	Debt component	Equity component

Balance, January 1, 2010	$-	$-	$-
Series A Debentures issued pursuant to prospectus, 7.5% interest rate, due January 31, 2016(1)	50,000	45,553	4,447
Issue costs	(2,300)	(2,095)	(205)
Deferred tax	-	-	(1,650)
Accretion expense	-	2	-
Balance, December 31, 2010	$47,700	$43,460	$2,592
Series B Debentures issued pursuant to prospectus, 7.25% interest rate, due June 30, 2017(2)	46,000	41,849	4,151
Issue costs	(2,140)	(1,947)	(193)
Deferred tax	-	-	(1,531)
Accretion expense	-	972	-
Balance, September 30, 2011	$91,560	$84,334	$5,019
(1)	Includes 1,000 Series A Debentures issued to directors for total gross proceeds of $1.0 million.
(2)	Includes 1,575 Series B Debentures issued to management and directors for total gross proceeds of $1.6 million.

8.   DECOMMISSIONING OBLIGATIONS

	September 30, 2011	December 31, 2010
Balance at January 1	$51,550	$47,657
Provisions incurred	2,328	2,945
Provisions settled	(103)	(1,549)
Provisions disposed	(1,247)	(75)
Change in estimates	6,248	918
Accretion expense	1,295	1,654
Ending balance	$60,071	$51,550

The Company’s decommissioning obligations result from its ownership interest in oil and natural gas assets including well sites and gathering systems.  The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future years.  The Company has estimated the net present value of the decommissioning obligations to be $60.1 million as at September 30, 2011 (December 31, 2010 – $51.6 million) based on an undiscounted inflation-adjusted total future liability of $76.3 million (December 31, 2010 – $72.9 million).  These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2012 and 2030.  At September 30, 2011 the liability has been calculated using an inflation rate of 2.0% (December 31, 2010 – 2.0%) and discounted using a risk-free rate of 0.9% to 3.1% (December 31, 2010 – 0.8% to 4.4%) depending on the estimated timing of the future obligation.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	10

9.   SHARE CAPITAL

Authorized share capital.  The Company is authorized to issue an unlimited number of common and preferred shares.  The preferred shares may be issued in one or more series.

Issued share capital.
	Number of Common Shares	Amount
Balance at January 1, 2010	150,500,401	$396,524
Issued pursuant to prospectus(1)	21,900,000	31,755
Share issue costs	-	(1,963)
Tax effect of share issue costs	-	507
Stock options exercised	84,900	67
Transferred from contributed surplus on stock option exercise	-	35
Balance at December 31, 2010	172,485,301	$426,925
Elimination of deficit	-	(255,543)
Stock options exercised	64,400	51
Transferred from contributed surplus on stock option exercise	-	27
Balance at September 30, 2011	172,549,701	$171,460
(1)	Includes 352,466 common shares issued to directors for total gross proceeds of $0.5 million.

Elimination of deficit. On May 16, 2011, the Company’s shareholders approved the elimination of the Company’s consolidated deficit as at January 1, 2011, the effective date of the Company’s transition to IFRS, without reduction to the Company’s stated capital or paid up capital.

Stock options. The Company has an employee stock option plan under which employees, directors and consultants are eligible to purchase common shares of the Company.  Options are granted using an exercise price of stock options equal to the weighted average trading price of the Company’s common shares for the five trading days prior to the date of the grant.  Options have terms of either five or ten years and vest equally over a three year period starting on the first anniversary date of the grant.  Changes in the number of options outstanding during the nine months ended September 30, 2011 and the year ended December 31, 2010 are as follows:

	September 30, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at January 1	12,006,232	$2.32	10,258,756	$3.22
Granted during the period	4,312,300	0.75	3,950,250	1.06
Exercised during the period	(64,400)	0.79	(84,900)	0.79
Expirations during the period	(1,456,800)	4.41	(1,430,124)	5.78
Forfeitures during the period	(508,300)	1.07	(687,750)	1.44
Ending balance	14,289,032	$1.69	12,006,232	$2.32

Exercisable, end of period	6,851,932	$2.59	6,111,399	$3.53

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	11

9.    SHARE CAPITAL (Continued)

The range of exercise prices of the outstanding options is as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining life (years)

$0.67 to $0.99	6,390,500	$0.74	4.1
$1.00 to $1.50	3,875,150	1.08	3.9
$2.26 to $3.35	643,950	2.68	2.0
$3.36 to $4.90	3,379,432	4.00	0.8
Total at September 30, 2011	14,289,032	$1.69	3.2

The weighted average common share price at the date of exercise for stock options exercised in 2011 was $1.20 (December 31, 2010 – $1.02).

The fair value of the options was estimated using the Black-Scholes model with the following weighted average inputs:

	September 30, 2011	September 30, 2010
Fair value at grant date	$0.39	$0.55
Common share price	$0.75	$1.06
Exercise price	$0.75	$1.06
Volatility	59%	58%
Option life	5 years	5 years
Dividends	0%	0%
Risk-free interest rate	1.67%	2.26%
Forfeiture rate	15%	15%

This estimated forfeiture rate is adjusted to the actual forfeiture rate when each tranche vests.  Stock-based compensation cost of $0.7 million (September 30, 2010 – $0.8 million) was expensed during the nine months ended September 30, 2011.  Stock-based compensation cost of $0.2 million (September 30, 2010 – $0.4 million) was expensed during the three months ended September 30, 2011.  In addition, stock-based compensation expense of $0.5 million (September 30, 2010 – $0.4 million) was capitalized during the nine months ended September 30, 2011.  For the three months ended September 30, 2011, $0.2 million of stock-based compensation was capitalized (September 30, 2010 – $0.1 million).

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	12

10.  EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were calculated as follows:
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Earnings (loss) for the period	$7,472	$(39,029)	$9,723	$(88,242)
Weighted average number of common shares (basic) (in thousands of shares)
Common shares outstanding at beginning of period	172,550	172,400	172,485	150,500
Effect of stock options exercised	-	-	49	-
Effect of other common shares issued	-	-	-	19,069
Weighted average number of common shares (basic)	172,550	172,400	172,534	169,569
Effect of dilutive stock options	-	-	506	-
Weighted average number of common shares (diluted)	$172,550	$172,400	$173,040	$169,569

Basic and diluted earnings (loss) per common share	$0.04	$(0.23)	$0.06	$(0.52)

The average market value of the Company’s common shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period that the options were outstanding.  For the three months ended September 30, 2011, 14,289,032 options (September 30, 2010 – 13,174,356 options) and 59,316,889 common share reserved for convertible debentures (September 30, 2010 – Nil) were excluded from calculating dilutive earnings as they were anti-dilutive.  For the nine months ended September 30, 2011, 11,702,932 options (September 30, 2010 – 13,174,356 options) and 59,316,889 common share reserved for convertible debentures (September 30, 2010 – Nil) were excluded from calculating dilutive earnings as they were anti-dilutive.

11.  FINANCE INCOME AND EXPENSES

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Income:
Interest income on cash equivalents	$-	$-	$5	$-
Other	21	8	49	72
Expenses:
Interest and financing costs on bank loans	(667)	(829)	(2,376)	(2,223)
Interest on convertible debentures	(1,771)	-	(3,859)	-
Accretion on convertible debentures	(462)	-	(972)	-
Accretion on decommissioning obligations	(439)	(417)	(1,295)	(1,231)
Other	(3)	(7)	(18)	(31)
Net finance expenses	$(3,321)	$(1,245)	$(8,466)	$(3,413)

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	13

12.  SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital is comprised of:

	September 30, 2011	September 30, 2010
Source (use) of cash
Accounts receivable and accruals	$4,863	$2,861
Prepaid expenses and deposits	363	263
Accounts payable and accruals	28,698	21,191
	$33,924	$24,315

Related to operating activities	$483	$4,041
Related to financing activities	$(253)	$103
Related to investing activities	$33,694	$20,171

13.  FINANCIAL RISK MANAGEMENT

(a)  Overview.  The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

–	credit risk;
–	liquidity risk; and
–	market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework.  Management has implemented and monitors compliance with risk management policies.  The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

(b)   Credit risk.  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and oil and natural gas marketers.  The maximum exposure to credit risk at year-end is as follows:

	September 30, 2011	December 31, 2010
Cash and cash equivalents	$-	$4,024
Accounts receivable and accruals	16,135	20,998
	$16,135	$25,022

Accounts receivable and accruals.  All of the Company’s operations are conducted in Canada.  The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each purchaser or joint venture partner.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  Receivables from oil and natural gas purchasers are normally collected on the 25th day of the month following the related sale of oil and gas production.  The Company’s policy to mitigate credit risk associated with these balances is to establish commercial relationships with large purchasers.  The Company historically has not experienced any collection issues with its oil and natural gas purchases.  Receivables from joint

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	14

13.  FINANCIAL RISK MANAGEMENT (Continued)

venture partners are typically collected within ninety days.

The Company attempts to mitigate the risk from joint venture receivables by obtaining venturer pre-approval of significant capital expenditures.  However, the receivables are from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling.  In addition, further risk exists with joint venturers as disagreements occasionally arise that increase the potential for non-collection.

The Company does not typically obtain collateral from oil and natural gas purchasers or joint venturers; however, the Company does have the ability to withhold production from joint venturers in the event of non-payment.

The Company’s allowance for doubtful accounts as at September 30, 2011 was $0.9 million (December 31, 2010 – $1.0 million).  This allowance was mostly created in prior years and is associated with prior corporate acquisitions and potential joint venture billing disputes.  The Company wrote-off $0.1 million in receivables during the nine months ended September 30, 2011 (September 30, 2010 – $Nil).  The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

The maximum exposure to credit risk for accounts receivable and accruals, net of allowance for doubtful accounts at the reporting date by type of customer was:

	Carrying amount
	September 30, 2011	December 31, 2010
Oil and natural gas marketing companies	$9,941	$9,286
Joint venture partners	4,654	7,989
Other	1,540	3,723
	$16,135	$20,998

As at September 30, 2011 and December 31, 2010, the Company’s accounts receivable and accruals was aged as follows:

Aging	September 30, 2011	December 31, 2010
Not past due	$14,896	$18,960
Past due by less than 120 days	1,083	1,706
Past due by more than 120 days	156	332
Total	$16,135	$20,998

These amounts exclude offsetting amounts owing to joint venture partners that are included in accounts payable and accruals.

(c)   Liquidity risk.  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s objective is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.  The Company uses authorizations for expenditures on both operated and non operated projects to further manage capital expenditures.  To provide capital when needed, the Company has revolving reserves-based credit facilities which are reviewed semi-annually by its lenders.  These facilities are described in note 6.  The Company also attempts to match its payment cycle with collection of oil and natural gas revenue on the 25th of each month.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	15

13.   FINANCIAL RISK MANAGEMENT (Continued)

The following are the contractual maturities of financial liabilities, including associated interest payments on convertible debentures and excluding the impact of netting agreements at September 30, 2011:
Financial Liabilities	Less than one year	One to two years	Two to three years	Three to four years	Four to five years	Five to six years
Non-derivative financial liabilities
Accounts payable and accruals (1)	$75,560	$-	$-	$-	$-	$-
Bank loans – principal (2)	-	51,847	-	-	-	-
Convertible debentures
- Interest (1)	5,626	7,085	7,085	7,085	5,210	3,335
- Principal	-	-	-	-	50,000	46,000
Total	$81,186	$58,932	$7,085	$7,085	$55,210	$49,335
(1)	Accounts payable and accruals includes $1.7 million of interest relating to convertible debentures. The total cash interest payable in less than one year on the convertible debentures is $7.3 million.
(2)	Assumes the credit facilities are not renewed on July 11, 2012.

(d)   Market risk.  Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income or the value of the financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company may use both financial derivatives and physical delivery sales contracts to manage market risks.  All such transactions are conducted within risk management tolerances that are reviewed by the Board of Directors.

Currency risk.  Prices for oil are determined in global markets and generally denominated in United States dollars.  Natural gas prices obtained by the Company are influenced by both U.S. and Canadian demand and the corresponding North American supply, and recently, by imports of liquefied natural gas.  The exchange rate effect cannot be quantified but generally an increase in the value of the Canadian dollar as compared to the U.S. dollar will reduce the prices received by the Company for its petroleum and natural gas sales.

There were no financial instruments denominated in U.S. dollars at September 30, 2011 or December 31, 2010.

Interest rate risk.  Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The interest charged on the outstanding bank loans fluctuates with the interest rates posted by the lenders.  The Company has not entered into any mitigating interest rate hedges or swaps, however the Company has $50 million and $46 million of convertible debentures with fixed interest rates of 7.5% and 7.25% respectively, maturing January 31, 2016 and June 30, 2017 (see note 7).  Had the borrowing rate on bank loans been 100 basis points higher (or lower) throughout the nine months ended September 30, 2011, earnings would have been affected by $0.3 million (September 30, 2010 – $0.2 million) based on the average bank debt balance outstanding during the period.

Commodity price risk.  Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by both the relationship between the Canadian and U.S. dollar and world economic events that dictate the levels of supply and demand.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	16

13.   FINANCIAL RISK MANAGEMENT (Continued)

It is the Company’s policy to economically hedge some oil and natural gas sales through the use of various financial derivative forward sales contracts and physical sales contracts.  The Company does not apply hedge accounting for these contracts.  The Company’s production is usually sold using “spot” or near term contracts, with prices fixed at the time of transfer of custody or on the basis of a monthly average market price.  The Company, however, may give consideration in certain circumstances to the appropriateness of entering into long term, fixed price sales contracts.  The Company does not enter into commodity contracts other than to meet the Company’s expected sale requirements.

At September 30, 2011 the following derivative contracts were outstanding and recorded at estimated fair value:
Type of Contract(1)	Commodity	Volume	Weighted Average Fixed Price (NYMEX Canadian $)	Remaining Period
Financial swap	Crude oil	1,250 bbls/day	$91.96/bbl	Oct 1, 2011 to Dec 31, 2011
Financial swap	Crude oil	250 bbls/day	$105.30/bbl	Oct 1, 2011 to Dec 31, 2011
Financial swap	Crude oil	500 bbls/day	$106.04/bbl	Jan 1, 2012 to Mar 31, 2012
Financial swap	Crude oil	1,000 bbls/day	$103.93/bbl	Jan 1, 2012 to Dec 31, 2012
(1)	Swap indicates fixed price payable to Anderson in exchange for floating price payable to counterparty.

The estimated fair value of the financial oil contracts has been determined on the amounts the Company would receive or pay to terminate the oil contracts.  At September 30, 2011, the Company estimates that it would have received $9.2 million to terminate these contracts.

The fair value of the financial commodity risk management contracts have been allocated to current and non-current liabilities on a contract by contract basis as follows:

	September 30, 2011	December 31, 2010
Assets:
Current	$7,551	$-
Long-term	1,697	-
Current liability	-	(1,918)
Net asset (liability) position	$9,248	$(1,918)

The fair value of derivative contracts at September 30, 2011 would have been impacted as follows had the oil prices used to estimate the fair value changed by:

	Effect of an increase in price on after-tax earnings	Effect of a decrease in price on after-tax earnings
Canadian $1.00 per barrel change in the oil prices	$(410)	$410

In June 2011, the Company entered into physical sales contracts to sell 15,000 GJ per day of natural gas between July 1, 2011 and October 31, 2011 at a weighted average AECO price of $4.06 per GJ.  The gains realized to September 30, 2011 were $0.8 million and have been included in oil and gas sales.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	17

13.   FINANCIAL RISK MANAGEMENT (Continued)

(e)  Capital management. Anderson’s capital management policy is to maintain a strong, but flexible capital structure that optimizes the cost of capital and maintains investor, creditor and market confidence while sustaining the future development of the business.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company’s capital structure includes shareholders’ equity of $195.3 million, bank loans of $51.8 million, convertible debentures with a face value of $96.0 million and the working capital deficiency of $56.7 million, excluding the current portion of unrealized gain on derivative contracts. In order to maintain or adjust the capital structure, the Company may from time to time issue shares, seek additional debt financing and adjust its capital spending to manage current and projected debt levels.

Consistent with other companies in the oil and gas sector, Anderson monitors capital based on the ratio of total debt to funds from operations. This ratio is calculated by dividing total debt at the end of the period (comprised of the cash working capital deficiency, the liability component of convertible debentures and outstanding bank loans) by the annualized current quarter funds from operations (cash flow from operating activities before changes in non-cash working capital including decommissioning expenditures).  This ratio may increase at certain times as a result of acquisitions, the timing of capital expenditures and market conditions. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast crude oil and natural gas prices, capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

	September 30, 2011	December 31, , 2010
Bank loans	$51,847	$52,719
Current liabilities(1)	75,560	46,862
Current assets(1)	(18,824)	(28,074)
Net debt before convertible debentures	$108,583	$71,507
Convertible debentures (liability component)	84,334	43,460
Total net debt	$192,917	$114,967

Cash from operating activities in quarter	$11,893	$10,489
Decommissioning expenditures	61	118
Changes in non-cash working capital	701	(1,324)
Funds from operations in quarter	$12,655	$9,283
Annualized current quarter funds from operations	$50,620	$37,132

Net debt before convertible debentures to funds from operations	2.1	1.9
Total net debt to funds from operations	3.8	3.1
(1)  Excludes unrealized gains (losses) on derivative contracts.

There were no changes in the Company’s approach to capital management during the period.

As at September 30, 2011, the Company’s ratio of net debt before convertible debentures to annualized funds from operations was 2.1 to 1 (December 31, 2010 – 1.9 to 1).  As at September 30, 2011, the Company’s ratio of total net debt to annualized funds from operations was 3.8 to 1 (December 31, 2010 – 3.1 to 1).  The high ratios reflect the capital expenditures required to make the transition from a gas weighted company to an oil weighted company.  The increase in the ratio from December 31, 2010 is the result higher capital spending in the nine months ended September 30, 2011, partially offset by

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	18

13.  FINANCIAL RISK MANAGEMENT (Continued)

higher funds from operations as a result of the transition to an oil weighted Company.  As new crude oil production is brought on-stream at higher expected operating margins, the debt to funds from operations ratio is expected to decrease.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.  The credit facilities are subject to a semi-annual review of the borrowing base which is directly impacted by the value of the oil and natural gas reserves.

14.  RELATED PARTY TRANSACTIONS

On June 8, 2011, the Company issued 1,575 Series B Convertible Debentures to management and directors at a price of $1,000 per convertible debenture for total gross proceeds of $1.6 million as part of a $46.0 million bought deal offering of convertible debentures.

On December 31, 2010, the Company issued 1,000 Series A Convertible Debentures to directors at a price of $1,000 per convertible debenture for total gross proceeds of $1.0 million as part of a $50.0 million bought deal offering of convertible debentures.

In February 2010, the Company issued 352,466 common shares to directors at a price of $1.45 per share for total gross proceeds of $0.5 million as part of a $27.9 million bought deal offering of common shares.

15.  COMMITMENTS

The Company has entered into an agreement to lease office space until November 30, 2012. Future minimum lease payments are expected to be $0.5 million in the remainder of 2011 and $1.6 million in 2012.

On December 2, 2010, the Company entered into a facilities construction and operation agreement pursuant to which it is committed to ship a minimum volume of gross crude oil through new facilities and pipelines being constructed in one of its core areas.  The total financial commitment is $2.6 million to be incurred over a minimum of five years.  The contract contains a minimum volume requirement per year for the first five years following completion of construction which is expected to be in the third quarter of 2011.  In the event that the volume shipped is less than the minimum volume, the Company will be subject to a fee per cubic metre of oil on the difference between actual volumes shipped and the minimum volume required.  Conversely, if the Company exceeds the minimum volume requirement in a single year, the excess is carried forward as a credit to the minimum volume requirement in the subsequent year.  If no volumes were shipped, the minimum of $0.26 million would be payable each year.  After the total contracted volumes have been shipped, the contract will automatically renew for one year periods unless terminated.

The Company entered into firm service transportation agreements for approximately 23 million cubic feet per day of gas sales in central Alberta for various terms expiring in one to nine years.  Based on rate schedules announced to date, the payments in each of the next five years and thereafter are estimated as follows:

	Committed volume (MMcfd)	Committed amount
Remainder of 2011	23	$416
2012	19	$1,332
2013	8	$859
2014	4	$679
2015	4	$604
Thereafter	12	$433

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	19

15.  COMMITMENTS (Continued)

On January 29, 2009, the Company executed a farm-in agreement with a large international oil and gas company (the “Farmor”) on lands near its existing core operations.  Under the farm-in agreement, the Company has access to 388 gross (205 net) sections of land.  During the commitment phase of the transaction, the Company is committed to drill, complete and equip 200 wells to earn an interest in up to 120 sections.  The Company was originally obligated to complete the drilling of the wells on or before March 31, 2012.  Subsequent to September 30, 2011, the terms of the farm-in agreement were modified to extend the commitment date to March 31, 2013.  The Company’s equipping obligation is up to, but does not include, multi-well gathering systems downstream of field compression and/or gas plants.  The Company has an option to continue the farm-in transaction until March 1, 2014 by committing to drill a minimum of 100 additional wells under similar terms as in the commitment phase to earn a minimum of 50 sections of land.  Following the commitment and/or option phases, the parties to the agreement can then jointly develop the lands on denser drilling spacing under terms of an operating agreement.

The Company commenced drilling in the fourth quarter of 2009 and currently estimates that the average working interest of the 200 well capital commitment will be approximately 80% to 85%, based on partner participation identified to date.  As of December 31, 2010, the Company has drilled 126 wells under the farm-in agreement and plans to defer the drilling of the remaining 74 wells until 2012.  The Company earns its interest in each well as the well is put on production.  A $550,000 penalty is payable for each well not drilled under the commitment as of March 31, 2013, subject to certain reductions due to unavoidable events beyond the Company’s control and rights of first refusal.  The Company estimates that its minimum commitment to drill the remaining 74 wells is $10 million.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	20

16.  RECONCILIATION FROM CANADIAN GAAP TO IFRS

This note sets out how the transition from CGAAP to IFRS has affected the Company’s statement of financial position, comprehensive loss and shareholders’ equity.

Statement of financial position at September 30, 2010:

		Effect of transition to IFRS
(in thousands of dollars)	Canadian GAAP	Impairment (note 16b)	Decommi- ssioning (note 16d)	Share- based payments (note 16e)	Depletion and depreciation (note 16c)	Other PP&E adjs (note 16c)	Flow- through shares (note 16f)	Deferred Taxes (note 16h)	IFRS
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Accounts receivable and accruals	20,129								20,129
Prepaid expenses and deposits	3,515								3,515
	23,644	-	-	-	-	-	-	-	23,644

Property, plant and equipment (note 16a)	501,732	(178,162)	1,637	(292)	24,043	(208)			348,750
	$525,376	$(178,162)	$1,637	$(292)	$24,043	$(208)	$-	$-	$372,394

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accruals	$58,080	$-	$-	$-	$-	$-	$-	$-	$58,080

Bank loans	67,762								67,762
Decommissioning obligations	35,469		14,757			156			50,382
Deferred tax liability (asset)	23,263	(44,892)	(3,279)		6,050	(361)			(19,219)
	184,574	(44,892)	11,478	-	6,050	(205)	-	-	157,005
Shareholders’ Equity:
Share capital	$421,936	$-	$-	$-	$-	$-	$5,336	$(449)	$426,823
Contributed surplus	7,778			(214)					7,564
Deficit (note 16i)	(88,912)	(133,270)	(9,841)	(78)	17,993	(3)	(5,336)	449	(218,998)
	340,802	(133,270)	(9,841)	(292)	17,993	(3)	-	-	215,389
	$525,376	$(178,162)	$1,637	$(292)	$24,043	$(208)	$-	$-	$372,394

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	21

16.  RECONCILIATION FROM CANADIAN GAAP TO IFRS (Continued)

Reconciliation of consolidated statement of operations and comprehensive loss for the three months ended September 30, 2010:

		Effect of transition to IFRS
(in thousands of dollars)	Canadian GAAP	Impairment (note 16b)	Decommi- ssioning (note 16d)	Share- based payments (note 16e)	Depletion and depreciation (note 16c)	Other PP&E adjs (note 16c)	IFRS

Oil and gas sales	$18,928	$-	$-	$-	$-	$-	$18,928
Royalties	(1,665)						(1,665)
Revenue, net of royalties	17,263	-	-	-	-	-	17,263
Loss on sale of property, plant and equipment	-					(388)	(388)
	17,263	-	-	-	-	(388)	16,875

Operating expenses	6,343						6,343
Transportation expenses	172						172
Depletion and depreciation	18,937				(8,306)		10,631
Impairment of property, plant and equipment	-	48,317					48,317
General and administrative expenses, including stock-based compensation	2,377			(102)		150	2,425
Loss from operating activiites	(10,566)	(48,317)	-	102	8,306	(538)	(51,013)

Finance income	8						8
Finance expenses, including accretion	(1,481)		228				(1,253)
Net finance expenses	(1,473)	-	228	-	-	-	(1,245)

Loss before taxes	(12,039)	(48,317)	228	102	8,306	(538)	(52,258)
Deferred income tax benefit	(2,993)	(12,345)	57	-	2,090	(38)	(13,229)
Loss and comprehensive loss for the period	$(9,046)	$(35,972)	$171	$102	$6,216	$(500)	$(39,029)

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	22

16.  RECONCILIATION FROM CANADIAN GAAP TO IFRS (Continued)

Reconciliation of consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2010:

		Effect of transition to IFRS
(in thousands of dollars)	Canadian GAAP	Impairment (note 16b)	Decommi- ssioning (note 16d)	Share- based payments (note 16e)	Depletion and depreciation (note 16c)	Other PP&E adjs (note 16c)	IFRS

Oil and gas sales	$62,511	$-	$-	$-	$-	$-	$62,511
Royalties	(6,755)						(6,755)
Revenue, net of royalties	55,756	-	-	-	-	-	55,756
Gain on sale of property, plant and equipment	-					320	320
	55,756	-	-	-	-	320	56,076

Operating expenses	19,962						19,962
Transportation expenses	387						387
Depletion and depreciation	56,486				(24,043)		32,443
Impairment of property, plant and equipment	-	110,969					110,969
General and administrative expenses, including stock-based compensation	6,501			(156)		431	6,776
Loss from operating activiites	(27,580)	(110,969)	-	156	24,043	(111)	(114,461)

Finance income	72						72
Finance expenses, including accretion	(4,143)		658				(3,485)
Net finance expenses	(4,071)	-	658	-	-	-	(3,413)

Loss before taxes	(31,651)	(110,969)	658	156	24,043	(111)	(117,874)
Deferred income tax benefit	(7,761)	(27,978)	165	-	6,050	(108)	(29,632)
Loss and comprehensive loss for the period	$(23,890)	$(82,991)	$493	$156	$17,993	$(3)	$(88,242)

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	23

16.  RECONCILIATION FROM CANADIAN GAAP TO IFRS (Continued)

Notes to reconciliations

(a)  IFRS 1 – Deemed Cost.  The Company applied the IFRS 1 exemption whereby the value of its opening plant, property and equipment at January 1, 2010 was deemed to be equal to the net book value as determined under Canadian GAAP and the corresponding CGUs were tested for impairment.  The Company chose to allocate its costs to its CGUs based on proved plus probable reserves volumes.

(b)  IAS 36 Adjustments – Impairment of Assets.  Under Canadian GAAP, impairment of non-financial assets is assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows are prepared to quantify the amount of the impairment. Under IFRS, impairment is assessed based on recoverable amount (greater of value in use or fair value less costs to sell) compared with the asset’s carrying amount to determine the recoverable amount and measure the amount of the impairment. In addition, under IFRS, where a non-financial asset does not generate largely independent cash inflows, the Company is required to perform its test at a cash generating unit level, which is the smallest identifiable grouping of assets that generates largely independent cash inflows. Canadian GAAP impairment is based on undiscounted cash flows using asset groupings with both independent cash inflows and cash outflows.

Upon transition to IFRS, this resulted in a $67.2 million reduction in property, plant and equipment.  For the three months and nine months ended September 30, 2010 as well as the year ended December 31, 2010 the Company recognized impairments of $48.3 million, $111.0 million and $153.2 million respectively with a corresponding reduction in property, plant and equipment as a result of declines in the forward natural gas price curves.

(c)  IAS 16 Adjustments – Property, Plant and Equipment.

Depletion and depreciation.  Upon transition to IFRS, the Company adopted a policy of depleting and depreciating oil and natural gas interests on a unit of production basis over proved plus probable reserves.  The depletion and depreciation policy under Canadian GAAP was based on units of production over proved reserves.  In addition, depletion and depreciation was calculated on the Canadian full cost pool under Canadian GAAP.  IFRS requires depletion and depreciation to be calculated based on individual components.

For the three months ended September 30, 2010, the use of proved plus probable reserves as well as the lower net book value due to the impairments of the Company’s Shallow Gas, Deep Gas and Non-core CGUs resulted in a decrease to depletion and depreciation of $8.3 million with a corresponding increase to property, plant and equipment.  For the nine months ended September 30, 2010, depletion and depreciation decreased by $24.0 million for the same reasons.

Other adjustments.  IFRS requires that gains or losses be reported on the disposition of property, plant and equipment.  Under Canadian GAAP, gains or losses on disposition of property, plant and equipment were only reported when the disposition resulted in more than a 20 percent change in the depletion rate.  As a result of this requirement, the Company reported a loss of $0.4 million and gain of $0.3 million during the three and nine months ended September 30, 2010 respectively with an increase in property, plant and equipment where the proceeds were originally recorded under Canadian GAAP and a net increase to decommissioning obligations that were assumed as part of an asset exchange of $0.2 million.

IFRS also requires that the capitalization of general and administrative costs be limited to directly attributable costs.  Under Canadian GAAP, a reasonable allocation of general and administrative costs to property, plant and equipment was acceptable.  As a result of the change in the capitalization criteria, the Company increased its general and administrative expense by $0.2 million during the three months

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	24

16.  RECONCILIATION FROM CANADIAN GAAP TO IFRS (Continued)

ended September 30, 2010 and $0.4 million during the nine months ended September 30, 2010 with a corresponding decrease in property, plant and equipment.

Under Canadian GAAP, a deferred tax adjustment was recorded related to stock-based compensation costs capitalized.  No such adjustment is made under IFRS.  As a result of this change, property, plant and equipment was reduced by $0.3 million at September 30, 2010 with a corresponding decrease to the deferred tax liability.

(d)   IAS 37 Adjustments – Provisions, Contingent Liabilities and Contingent Assets.  Consistent with IFRS, decommissioning obligations (asset retirement obligations under Canadian GAAP) were measured under Canadian GAAP based on the estimated cost of decommissioning, discounted to their net present value upon initial recognition. Under Canadian GAAP, asset retirement obligations were discounted at a credit adjusted risk fee rate of eight to 10 percent.  Under IFRS, the estimated cash flow to abandon and remediate the wells and facilities has been risk adjusted, therefore the provision is discounted at a risk free rate of one to four percent.  Decommissioning obligations are also required to be re-measured based on changes in estimates including discount rates.

The IFRS 1 exemption was utilized for asset retirement obligations associated with oil and gas properties and the Company re-measured asset retirement obligations as at January 1, 2010 under IAS 37 with a corresponding adjustment to opening retained earnings. Upon transition to IFRS this resulted in a $13.8 million increase in the decommissioning obligations with a corresponding decrease in retained earnings.

At September 30, 2010, using risk-free rates of one to four percent, depending on the estimated timing of the future obligation, the Company increased its decommissioning obligations by $14.8 million from Canadian GAAP.  The Company also increased the value of its plant, property and equipment for September 30, 2010 by $1.6 million.

As a result of the change in the decommissioning obligation, accretion expense decreased by $0.2 million during the three months ended September 30, 2010 under IFRS compared to Canadian GAAP.  For the nine months ended September 30, 2010, accretion expense decreased by $0.7 million.  In addition, under Canadian GAAP accretion of the discount was included in depletion and depreciation.  Under IFRS, it is included in finance expenses.

(e)   IFRS 2 Adjustments – Share-based Payments.  Under Canadian GAAP, the Company recognized an expense related to stock-based compensation on a straight-line basis through the date of full vesting and incorporated a forfeiture multiple, which was optional under Canadian GAAP.  Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards and estimate a forfeiture rate.  For the three months ended September 30, 2010, the Company reduced the amount of stock-based compensation expense by $0.1 million and reduced the amount capitalized by $0.2 million.  For the nine months ended September 30, 2010, the Company reduced the amount of stock-based compensation expense by $0.2 million and reduced the amount capitalized by $0.4 million.  In addition, under Canadian GAAP, stock-based compensation was disclosed separately on the consolidated statement of operations and comprehensive loss.  Under IFRS, stock-based compensation is included in general and administrative expenses.

(f)    Flow Through Shares.  Under Canadian GAAP, the Company recorded the deferred tax impact on renouncement of flow through shares against share capital.  Under IFRS, the Company is required to record a premium liability when the flow through shares are issued, which is relieved upon renouncement, with the difference going to deferred tax expense.  As a result of this change in the treatment of deferred taxes, at transition, the Company recorded an additional $5.3 million to share capital with a corresponding reduction in retained earnings for flow through shares that had been previously issued and fully renounced at transition.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	25

16.  RECONCILIATION FROM CANADIAN GAAP TO IFRS (Continued)

(g)    Convertible Debentures.  Under Canadian GAAP, the Company did not record a deferred tax difference on its convertible debentures.  Under IFRS, the Company is required to record the deferred tax difference between the fair value of the liability component of the convertible debentures and the tax value of the convertible debentures with the difference being booked against the equity component of convertible debentures.   This change did not have an impact on the September 30, 2010 statement of financial position as the convertible debentures were not issued until December 31, 2010.

(h)    IAS 12 Adjustments – Income Taxes.  The aforementioned changes increased (decreased) the net deferred tax liability as follows based on a tax rate of 25 percent:

September 30, 2010
Impairment of plant, property and equipment (note 16b)	$(44,892)
Depletion and depreciation (note 16c)	6,050
Decommissioning obligation (note 16d)	(3,279)
Other adjustments (note 16c)	(361)
Decrease in deferred tax liabilities	$(42,482)

IFRS requires that adjustments to the future tax rates used to calculate deferred taxes be traced and recorded against the original source of the timing difference as opposed to through earnings as was done under Canadian GAAP.  As a result of this change at January 1, 2010, the Company reclassified $0.5 million in deferred taxes previously recorded in income against share issue costs.

The effect on the consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2010 was to decrease the previously reported tax charge for the period by $10.2 million and $21.9 million respectively.

(i)    Retained Earnings Adjustments.  The aforementioned changes increased (decreased) increased retained earnings as follows on an after-tax basis:

September 30, 2010
Impairment of plant, property and equipment (note 16b)	$(133,270)
Decommissioning obligations (note 16d)	(9,841)
Flow through shares (note 16f)	(5,336)
Depletion and depreciation (note 16c)	17,993
Gain on sale of plant, property and equipment (note 16c)	320
Deferred taxes on share issue costs (note 16h)	449
General and administrative expenses (note 16c)	(323)
Stock-based compensation (note 16e)	(78)
Decrease in retained earnings	$(130,086)

(j)      Adjustments to the Company’s Cash Flow Statements under IFRS.  The reconciling items discussed above between Canadian GAAP and IFRS policies have no material impact on the cash flows generated by the Company.  As a result of the change in capitalized general and administrative expenses, there was a reduction of $0.4 million to operating cash flows, with and equal and opposite effect on investing cash flows for the nine months ended September 30, 2010 and $0.2 million for the three months ended September 30, 2010.

ANDERSON ENERGY LTD. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	26